RAMTRON
International Corporation

FRAM-enhanced IC solutions for a world of applications



FM22L16 - The world's first 4-megabit FRAM



2006 Summary Annual Report

Notice of 2007 Annual Meeting
and Proxy Statement

The RAMTRON Solution

We provide a broad line of specialized semiconductor memory, microcontroller and integrated semiconductor solutions to customers worldwide for a broad range of applications in the metering; computing and information systems; automotive; communications; consumer; and industrial, scientific and medical markets. We pioneered the integration of ferroelectric materials into semiconductor products, which enabled the development of a new class of nonvolatile memory, called ferroelectric random access memory (FRAM), which addresses the technical deficiencies of existing nonvolatile memory solutions.

Competitive Strengths

As a leading developer and supplier of innovative memory and integrated semiconductor products, we have a unique set of strengths that can be leveraged for future growth:

- *Success in commercializing innovative memory products - We have proven nonvolatile FRAM memory expertise and a track record of delivering technology to customers worldwide.*
- *Differentiation through proprietary FRAM products - FRAM's unique architecture and specialized attributes offer market and pricing advantages, unlike commodity memory devices.*
- *Complete and flexible integrated solution provider - Strong design capabilities, resources and a library of memory and analog designs allow us to respond quickly to customer needs for integrated solutions to system challenges.*
- *Entrenched customer relationships - Product design and development collaboration with original equipment and subcontract manufacturers has resulted in solid relationships and defined product-development roadmaps.*
- *Diverse markets and applications - The widespread use of nonvolatile memory in electronic systems enables us to serve diverse markets and applications. The breadth of potential applications has positioned us to benefit during periods of growth in each target market.*

Business Strategies

Our strategic mission is to grow market share as a dominant supplier of integrated semiconductor products enhanced by the unique benefits of FRAM technology. To achieve this, we plan to:

- *Further penetrate our existing customer base - We intend to leverage our reputation and market position to expand the number of our products and convert FRAM memory customers into integrated-product customers.*
- *Expand stand-alone FRAM and integrated product offerings - We plan to design and develop additional advanced products to increase market share and realize higher profit margins than commodity memory providers.*
- *Identify and serve new end markets - We will continue to seek out new applications that are well suited to exploit the advantages of FRAM products to increase our served market opportunity.*
- *Pursue selective strategic acquisitions - We intend to invest in and acquire companies that possess complementary design capabilities, products and technology.*
- *Advance manufacturing technologies - Leveraging existing manufacturing relationships, we plan to pursue advanced processes that can reduce circuit line widths and shrink device architectures.*

Key product features:

- *High number of writes*
- *Fast write speed*
- *Low power consumption*
- *Simplified system design*

Representative Markets and Applications

Meters

- *Electric, gas, waste*
- *Automated meter reading*
- *Taxi*
- *Flow*
- *Postage*

Computing and Information Systems

- *RAID systems*
- *Keyboard, video, mouse switches*
- *Servers*
- *Network attached storage*
- *Printers and copiers*
- *Electronic shelf labels*

Automotive

- *Restraint systems*
- *Smart airbag systems*
- *Body controls*
- *Car radio/DVD/navigation systems*
- *Instrumentation clusters*

Industrial, Scientific and Medical

- *Medical instruments*
- *Test equipment*
- *Motor controls*
- *Home automation*
- *RF/ID data logging*

Communications

- *Short message system phones*
- *Cell base stations*
- *DSL line cards*
- *Portable GPS*

Consumer

- *Plasma TV*
- *LCD TV*
- *Set top box*
- *High-tech toys*
- *Video game cartridges*
- *Gaming machines*

Table of Contents

RAMTRON

2006 Letter to Stockholders

To our stockholders:

Ramtron turned in a strong performance in 2006 as we achieved our revenue and profitability objectives for the year. FRAM is moving into the mainstream with the use of our FRAM-based semiconductors continuing to proliferate across all sales regions and all target markets in a wide variety of products. Advanced metering programs worldwide are using FRAM to collect data and the automotive industry is turning to FRAM to satisfy the ever increasing demand for more sophisticated safety, comfort and entertainment systems in vehicles. Use of FRAM in industrial, scientific and medical systems is also increasing due to the growing awareness of FRAM's high-performance and unparalleled reliability in harsh environments. Against this backdrop of broadening adoption of FRAM and to further drive demand, in 2006 we introduced new products and invested in our worldwide sales and marketing organization.

Full-Year 2006 Revenue Highlights:

- Total product revenue for 2006 was up 20% to 39.1 million, compared with $32.7 million for 2005
- Twelve-month core FRAM product sales, which exclude sales into the ENEL utility metering program in Italy, grew 34% over full-year 2005
- Integrated product revenue grew 20% to $3.5 million from 2005 to 2006
- By target market, sales were as follows: metering (35% of sales), computing and information systems (35% of sales), automotive (18% of sales), and industrial, scientific and medical and other (12% of sales)
- By region, sales were as follows: Asia Pacific (30% of sales), Americas (27% of sales), Japan (22% of sales), and Europe (21% of sales)

Gross margin for full-year 2006 increased to 53% from 51% in 2005. Full-year 2006 income from continuing operations was $457,000, or $0.02 per share, compared with a loss from continuing operations of $2.6 million, or a loss of $0.11 per share, for the prior year. Full-year 2006 results included charges of $995,000 for non-cash stock-based compensation expense and $321,000 for amortization of purchased IP. Without these charges, full-year income from continuing operations would have been $1.8 million or a $0.07 per share.

Among our most significant accomplishments in 2006 was the acceleration of our product development efforts, which resulted in 7 new product introductions. On the heels of this success, we are planning to introduce at least 13 new products in 2007.

Among these new products were automotive grade versions of our stand-alone FRAM memory products, including our first ultra high temperature grade-one qualified product. We also expanded our line of processor companion products that combine commonly used system peripherals with high-performance nonvolatile FRAM memory on a single chip. And, to make additional inroads to the RAID (Redundant Array of Independent Disks) controller market, we unveiled the FM22L16, which is the industry's first 4-million bit nonvolatile FRAM memory product. A drop-in replacement for standard SRAMs, the 4Mb FRAM is far superior as it does not require external batteries or capacitors for data backup and is inherently more reliable due to its monolithic form. These and future introductions are an essential component of our strategy to fuel revenue growth and profitability.

We also made investments in our worldwide marketing and sales organization in 2006 to enhance customer service and strengthen the foundation for continued growth. For example, sales of our products within the Asia Pacific region have grown 99% per year from 2001 to 2006, fuelled primarily by utility metering, automotive and RAID controller applications.

To foster future growth in this important region, we recently expanded our offices in China, Hong Kong, Taiwan, and Korea, nearly doubling our sales, strategic marketing, and application support staff there.

We ended the year in a stronger financial position having returned to profitability and improved our balance sheet. Through our revenue growth and industry leading margins, we generated cash throughout the year, which enabled us to invest in more productive design tools and fund our product development efforts.

In 2007, we intend to continue focusing on improving our operating efficiency with the goal of keeping our expenses in check while making measured investments in growth resources. Although research and development expenses will reflect our continued investment in new products, we plan to hold general and administrative expenses as steady as possible in order to return as much as possible to the bottom line.

We believe that Ramtron has never been in a better position to perform on all levels. As we take the benefits of FRAM technology to new heights in nonvolatile memory and integrated semiconductors, we are excited about what FRAM has become and what it can be in the future. With a slate of new products planned for 2007 and the positive trends in the end markets we serve, we are very enthusiastic about our near and long term potential.

Sincerely,

William W. Staunton, III
Chief Executive Officer
April 25, 2007

RAMTRON

RAMTRON INTERNATIONAL CORPORATION
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
May 24, 2007

NOTICE IS HEREBY GIVEN that the Annual Meeting of the Stockholders (the "Annual Meeting") of Ramtron International Corporation, a Delaware corporation (the "Company"), will be held on May 24, 2007, at 10:30 a.m., Mountain Time, at the Hilton Garden Inn, 1810 Briargate Parkway, Colorado Springs, Colorado 80920, for the following purposes, each as more fully described in the attached Proxy Statement:

1. To elect six directors to our Board of Directors. The names of the nominees to be presented for election are: William G. Howard, William W. Staunton, III, Eric A. Balzer, William L. George, Jack L. Saltich and Theodore J. Coburn.

2. To ratify the appointment of Ehrhardt Keefe Steiner & Hottman PC as independent auditors of the Company for the fiscal year ending December 31, 2007.

3. To transact other business as may properly come before the Annual Meeting or any adjournment(s) thereof.

Only record holders of the Company's Common Stock at the close of business on April 4, 2007, are entitled to notice of, and to vote at, the Annual Meeting and at any adjournment(s) thereof.

All stockholders are cordially invited to attend the Annual Meeting in person. Whether you own a few or many shares of stock and whether or not you expect to attend the Annual Meeting in person, it is important that your shares be voted to ensure your representation and the presence of a quorum at the annual meeting. Most beneficial stockholders who own shares through a bank or broker may vote by telephone, the Internet, or by mail. Registered stockholders who own their shares in their own name must vote by mail. If you vote by mail, please complete, sign, date and return the accompanying proxy card in the enclosed envelope. If you decide to attend the annual meeting and wish to change your proxy vote, you may do so by voting in person at the annual meeting. Your proxy may be revoked at any time prior to the annual meeting in accordance with the procedures set forth in the Proxy Statement.

By Order of the Board of Directors

Eric A. Balzer
Secretary

Colorado Springs, Colorado
April 25, 2007

RAMTRON INTERNATIONAL CORPORATION
PROXY STATEMENT
INFORMATION CONCERNING SOLICITATION AND VOTING

The enclosed proxy is solicited by and on behalf of the Board of Directors of Ramtron International Corporation, a Delaware corporation ("us," "we," or the "Company"), for use at the Annual Meeting of Stockholders (the "Annual Meeting") to be held on May 24, 2007, at 10:30 a.m., Mountain Time, or at any adjournment(s) thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Stockholders. The Annual Meeting will be held at the Hilton Garden Inn, 1810 Briargate Parkway, Colorado Springs, Colorado 80920.

The Company's principal place of business is 1850 Ramtron Drive, Colorado Springs, Colorado 80921.

This proxy statement and accompanying proxy are first being mailed to our stockholders on or about April 25, 2007.

VOTING AND PROXIES

What is the purpose of the Annual Meeting?

At the Annual Meeting, our stockholders will be asked to act upon the matters outlined in the notice of meeting on the cover page and described in this proxy statement, including the election of directors and ratification of the appointment of our independent auditors for the fiscal year ending December 31, 2007. In addition, management will respond to questions from stockholders.

Who is entitled to vote?

Only holders of record of shares of the Company's Common Stock at the close of business on April 4, 2007 (the "Record Date") are entitled to vote at the Annual Meeting. If you were a stockholder of record on that date, you will be entitled to vote all of the shares that you held on that date at the meeting, or any postponements or adjournments of the meeting. 26,118,608 shares of Common Stock were issued and outstanding as of the close of business on the Record Date.

What are the voting rights of the holders of the Company's Common Stock?

Each outstanding share of the Company's Common Stock will be entitled to one vote for each matter.

How can I vote my shares without attending the Annual Meeting?

Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct how your shares are voted without attending the Annual Meeting. If you are a stockholder of record, you may vote by submitting a proxy. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee. For directions on how to vote, please refer to the instructions below and those included on your proxy card or, for shares held beneficially in street name, the voting instruction card provided by your broker, trustee or nominee.

Stockholders of record of Common Stock may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelope. Stockholders who hold shares beneficially in street name may vote by mail by completing, signing, and dating the voting instruction cards provided and mailing them in the accompanying pre-addressed envelopes.

Can I change my vote after I return my proxy card?

Yes. Even after you have submitted your proxy, you may revoke or change your vote at any time before the proxy is exercised by filing either a notice of revocation or a duly executed proxy bearing a later date with the Corporate Secretary of the Company. The powers of the proxy holders will be suspended if you attend the meeting in person and so request, although attendance at the meeting will not by itself revoke a previously granted proxy.

How are votes counted?

In the election of directors, you may vote "FOR" all of the nominees or your vote may be "WITHHELD" with respect to all of or one or more of the nominees.

For the other items of business, you may vote "FOR," "AGAINST" or "ABSTAIN." If you "ABSTAIN," the abstention has the same effect as a vote "AGAINST." If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items. If you sign your proxy card or voting instruction card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board ("FOR" all of the nominees to the Board and "FOR" the ratification of the independent auditors).

What is the voting requirement to approve each of the proposals?

In the election of directors, the six persons receiving the highest number of "FOR" votes cast in their favor at the Annual Meeting will be elected. Ratification of the independent auditors requires the affirmative "FOR" vote of a majority of those shares present in person or represented by proxy and entitled to vote on those proposals at the Annual Meeting. If you hold shares beneficially in street name and do not provide your broker with voting instructions, your shares may constitute "broker non-votes." Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. Brokers generally have discretionary authority to vote on each of the two items (election of directors and ratification of the independent auditors) expected to be presented. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal; however, they will be counted for purposes of determining a quorum. Thus, broker non-votes will not affect the outcome of any matter being voted on at the Annual Meeting, assuming that a quorum is obtained. Abstentions have the same effect as votes against the matter.

What constitutes a quorum?

The presence at the Annual Meeting, in person or by proxy, of the holders of a majority in the aggregate voting power of the outstanding shares of Common Stock entitled to vote will constitute a quorum, permitting the conduction of business by the Company at the meeting. As of the Record Date, 26,118,608 shares of Common Stock, representing the same number of votes, were outstanding. Thus, the presence of the holders of Common Stock representing at least 13,059,305 votes will be required to establish a quorum. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of shares considered to be present at the Annual Meeting.

What happens if additional matters are presented at the Annual Meeting?

Other than the two items of business described in this proxy statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you grant a proxy, the persons named as proxy-holders, Gery E. Richards and William W. Staunton, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting. If for any unforeseen reason any of our nominees is not available as a candidate for director at the time of the meeting, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Board.

What should I do if I receive more than one set of voting materials?

You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

Do the stockholders have any appraisal rights with regard to any of the proposals?

No. Under Delaware law, stockholders are not entitled to appraisal rights with respect to these proposals.

Who will bear the cost of soliciting votes for the Annual Meeting?

The Company is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. Provided, however, that in the event the Company determines it is necessary to engage a proxy soliciting firm for the purpose of soliciting proxies for items to be voted upon, the Company may do so prior to the meeting. Any such firm engaged would be paid customary fees for their services. If you choose to access the proxy materials over the Internet, you are responsible for Internet access charges you may incur. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. Upon request, we will reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to stockholders.

Where can I find the voting results of the Annual Meeting?

We intend to announce preliminary voting results at the Annual Meeting, and we will publish final results in our quarterly report on Form 10-Q for the quarter ending June 30, 2007.

What is the difference between holding my shares as a stockholder of record and as a beneficial owner?

Most stockholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

- Stockholder of Record - If your shares are registered directly in your name with the Company's transfer agent, Citibank, N.A., you are considered, with respect to those shares, the stockholder of record, and these proxy materials are being sent directly to you by the Company. As the stockholder of record, you have the right to grant your voting proxy directly to the Company's designated proxyholders or to vote in person at the meeting. The Company has enclosed or sent a proxy card for you to use together with the notice of meeting and this proxy statement.

- Beneficial Owner - If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you have the right to direct your broker, trustee, or nominee how to vote and are also invited to attend the annual meeting. Since a beneficial owner is not the stockholder of record, you may not vote these in person at the meeting unless you obtain a "legal proxy" from the broker, trustee, or nominee that holds your shares, giving you the right to vote the shares at the meeting. Your broker, trustee, or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee, or nominee how to vote your shares.

How will my proxy be voted?

Your proxy, when properly signed and returned to us, and not revoked, will be voted in accordance with your instructions relating to the election of directors and on Proposal 2. We are not aware of any other matter that may be properly presented other than the election of directors and Proposal 2. If any other matter is properly presented, the persons named in the enclosed form of proxy will have discretion to vote in their best judgment.

What if I don't mark the boxes on my proxy?

Unless you give other instructions on your form of proxy, the persons named as proxies will vote in accordance with the recommendations of the Board of Directors. The Board's recommendation is set forth together with the description of each Proposal in this Proxy Statement. In summary, the Board recommends a vote FOR:

- The election of William G. Howard, William W. Staunton, III, Eric A. Balzer, William L. George, Jack L. Saltich and Theodore J. Coburn as directors.
- The ratification of the appointment of Ehrhardt Keefe Steiner & Hottman PC as our independent auditors for the fiscal year ending December 31, 2007.

Can I go to the Annual Meeting if I vote by proxy?

Yes. Attending the Annual Meeting does not revoke the proxy. However, you may revoke your proxy at any time before it is actually voted by giving written notice to the secretary of the Annual Meeting or by delivering a later dated proxy.

Will my vote be public?

No. As a matter of policy, stockholder proxies, ballots and tabulations that identify individual stockholders are kept confidential and are only available as actually necessary to meet legal requirements.

STOCKHOLDERS OF THE COMPANY ARE REQUESTED TO COMPLETE, SIGN, DATE, AND PROMPTLY RETURN THE ACCOMPANYING PROXY CARD IN THE ENCLOSED PRE-ADDRESSED ENVELOPE. SHARES OF COMMON STOCK REPRESENTED BY A PROPERLY EXECUTED PROXY RECEIVED PRIOR TO THE VOTE AT THE ANNUAL MEETING AND NOT REVOKED WILL BE VOTED AT THE ANNUAL MEETING AS DIRECTED BY THE PROXY. IT IS NOT ANTICIPATED THAT ANY MATTERS OTHER THAN THOSE SET FORTH IN THE PROXY STATEMENT WILL BE PRESENTED AT THE ANNUAL MEETING. IF OTHER MATTERS ARE PRESENTED, PROXIES WILL BE VOTED AT THE DISCRETION OF THE PROXY HOLDERS.

Deadline for Receipt of Stockholder Proposals

Proposals of stockholders of the Company, which are intended to be presented by such stockholders at the next annual meeting of stockholders of the Company to be held after the 2007 Annual Meeting must be received by the Company no later than December 15, 2007 or within a reasonable time prior to the Company's filing of its proxy materials, in order that they may be included in the proxy statement and form of proxy relating to the 2008 annual meeting. It is recommended that stockholders submitting proposals direct them to the Secretary of the Company at 1850 Ramtron Drive, Colorado Springs, Colorado 80921 by certified mail, return receipt requested, in order to ensure timely delivery. No such proposals were received with respect to the Annual Meeting scheduled for May 24, 2007.

PROPOSAL 1 - ELECTION OF DIRECTORS

Nominees

A board of six directors will be elected at the Annual Meeting. Unless otherwise instructed, proxy holders will vote the proxies received by them for the six nominees named below, all of whom are currently directors of the Company. It is not expected that any nominee will be unable or will decline to serve as a director. If any nominee of the Company is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the present Board of Directors to fill the vacancy. In the event additional persons are nominated for election as directors, the proxy holders intend to vote all proxies received by them for the nominees listed below and not for a greater number of persons than the number of nominees listed below. The term of office of each person elected as a director at the Annual Meeting will continue until the next annual meeting of stockholders and such time as his successor is duly elected and qualified or until his earlier resignation, removal or death.

The names of the nominees, who constitute all of the current directors, and certain information about them, are set forth below:

Name	Age	Position(s) with the Company
William G. Howard(1)(2)(3)	65	Chairman of the Board
William L. George(2)(3)	64	Director, Chairman of the Nominating and Governance Committee
Jack L. Saltich(1)(2)	63	Director, Chairman of the Compensation Committee
Theodore J. Coburn(1)(3)	53	Director, Chairman of the Audit Committee
William W. Staunton	59	Director, Chief Executive Officer
Eric A. Balzer	58	Director, Chief Financial Officer and Corporate Secretary

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Nominating and Governance Committee

All directors and executive officers are elected by the Board of Directors for an initial term which continues until the Board meeting immediately preceding the next annual statutory meeting of the stockholders, and thereafter are elected for one-year terms or until their successors have been elected.

Dr. Howard has served as a director since July 1994. Since September 1990, Dr. Howard has been an independent engineering consultant to various entities, including SEMATECH, the Semiconductor Industry Association and Dow Corning. From October 1987 until December 1990, he served as a Senior Fellow at the National Academy of Engineering while on leave from Motorola. From 1969 to 1990, Dr. Howard was employed by Motorola where he most recently served as Corporate Senior Vice President and Director of Research and Development. Dr. Howard is a member of the National Academy of Engineering and a fellow of the Institute of Electrical Engineers and of the American Association for the Advancement of Science. Dr. Howard is Chairman of Thunderbird Technologies, a private company developing new transistor technologies, and is a director of Xilinx, Inc., a public company that manufactures integrated circuits.

Dr. William L. George became a director of the Company in August 2005. Since August 1999, Dr. George has served as Senior Vice President of Operations for ON Semiconductor, a supplier of performance power solutions that spun off from Motorola, Inc. in 1999. From June 1997 until July 1999, Dr. George served as corporate vice president and director of Manufacturing for Motorola's Semiconductor Components Group. Dr. George served as a Supervisory Director of Metron Technology, a global supplier of semiconductor equipment and materials, from October 2003 until it was acquired by Applied Materials, Inc. in October 2004. Dr. George received a B.S. degree in Metallurgical Engineering from the University of Oklahoma and a Ph.D. in Materials Science from Purdue University. Dr. George is a director of Silicon Image, Inc., a public company that designs and develops mixed-signal integrated circuits.

Jack Saltich has been a member of our Board of Directors since August 2005. Mr. Saltich is a retired executive with over 30 years of experience. From July 1999 until his retirement in August 2005, he was President and Chief Executive Officer of Three Five systems Inc., a technology company specializing in the design, development, and manufacturing of custom displays and display systems. Three-Five Systems, Inc. filed a voluntary petition for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code on September 8, 2005. From 1993 to 1999, Mr. Saltich served as Vice President with Advanced Micro Devices ("AMD"), where his last position was General Manager of AMD's European Microelectronics Center in Dresden, Germany. From 1971 to 1988, Mr. Saltich served in a number of capacities with Motorola Inc., culminating in his position as Vice President and Director of the Company's Advanced CMOS Product R&D Laboratory. Mr. Saltich serves on the board of directors of two other public companies, Immersion Corporation (IMMR) and Leadis Technology (LDIS), is Chairman of Vitex Systems Inc., a private company focusing on licensing of intellectual property, and serves on the Technical Advisory Board for DuPont Electronic Materials Business. Mr. Saltich received both a bachelor and masters degrees in electrical engineering from the University of Illinois. In 2002, he received a distinguished alumni award from the University of Illinois.

Mr. Theodore J. Coburn joined the Company as a director in September 2005. Since August 1991, Mr. Coburn has served as president of the Coburn Capital Group, a boutique investment bank based in New York City. Since April 2005, Mr. Coburn has also been a partner of Triton Real Estate Partners, a real estate development company. He serves as chairman of the Allianz Global Investors Mutual Fund Complex and a director of Nicholas-Applegate Fund, Inc. From March 2006 to January 2007, Mr. Coburn was Executive Vice President in charge of strategy, marketing and sales for Edison Schools Inc., a private educational management company. From March 2002 to August 2003, Mr. Coburn was senior vice president and head of the Domestic Corporate Client Group at The Nasdaq Stock Market, Inc. Mr. Coburn received a B.S. degree in Economics and Finance from the University of Virginia; an M.B.A. degree from Columbia's Graduate School of Business; and a Master of Divinity degree, a Masters degree in Education, and a Certificate of Advanced Studies in Cognitive Development from Harvard University.

Mr. Coburn, in his capacity as an independent trustee of the Allianz Funds (a mutual fund family), has been named as a defendant along with the investment advisers, distributor, other trustees, officers and other affiliates of the Funds in a consolidated class action pending in the federal district court in Connecticut. The lawsuit involves class and derivative claims, and it is based on allegations that the investment advisers and other service providers were involved in improper revenue sharing arrangements relating to the Funds. The plaintiffs seek, among other things, unspecified compensatory damages plus interest as well as punitive damages.

Mr. Staunton joined us as a director and our Chief Executive Officer in December 2000. Prior to joining us, Mr. Staunton served as Chief Operating Officer of Maxwell Technologies, which designs and manufactures multi-chip modules and board products for commercial satellite applications, from March 1999 until December 2000. Mr. Staunton was Executive Vice President of Valor Electronics Inc. from April 1996 until February 1999. Valor Electronics designs and manufactures magnetic filter products for use in local area networks and communications products. Mr. Staunton holds a Bachelors of Science degree in Electrical Engineering from Utah State University.

Mr. Balzer was named our Chief Financial Officer in October 2004. Mr. Balzer has served as one of our directors since September 1998. From November 1999 until October 2004, Mr. Balzer was a retired executive. From January 1990 until his retirement in November 1999, Mr. Balzer served as Senior Vice President of Operations for Advanced Energy Industries, Inc. a company that develops, manufactures and markets power conversion devices for the semiconductor equipment industry. Mr. Balzer is a director of All America Real Estate Development, which is a public company, involved in real estate development and Optibrand, which is a private bio-medical company, involved in animal identification and tracking devices. Mr. Balzer holds a Bachelor of Science degree in Finance from the University of Colorado.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE

COMPENSATION OF DIRECTORS

We pay each of our non-employee directors an annual retainer of $12,000, plus $1,500 for each Board of Directors meeting attended in person by those directors who reside in the United States. Previously, members of our Board of Directors who resided outside of the United States received $2,500 for each Board of Directors' meeting attended in person. While we do not presently have any Board members who reside outside the United States, we may in the future and would expect to continue this practice. Non-employee directors also receive $1,000 for each telephonic meeting attended. The Chairman of the Board of Directors is paid an annual retainer of $50,000. We do not pay any of these fees to directors who are also employees.

The Chairman of the Audit Committee receives an additional $9,000 annual retainer, and Audit Committee members receive an additional $6,000 annual retainer. Effective January 1, 2007, the annual retainer for the Chairman of the Audit Committee increased to $15,000. These additional fees are paid monthly in cash.

The Chairman of the Compensation Committee receives an additional $3,000 annual retainer, and Compensation Committee members receive an additional $2,000 annual retainer. Effective January 1, 2007, the annual retainer for the Chairman of the Compensation Committee increased to $7,000. These additional fees are paid monthly in cash.

The Chairman of the Nominating and Governance Committee receives an additional $3,000 annual retainer, and Nominating and Governance Committee members receive an additional $2,000 annual retainer.

Directors are also reimbursed for reasonable expenses for attending Board of Directors' meetings. Non-employee directors are eligible to be granted stock awards under our 2005 Incentive Award Plan.

We do not have a formal policy concerning the granting of stock awards to non-employee directors; however, we may consider adopting such a policy in the future. In February 2003, our Board approved the practice that the Chairman of the Board would receive two times the number of stock awards granted to non-employee directors generally at the time any such stock awards are granted. In December 2005, non-employee directors were each granted stock option awards that will vest in equal annual installments over a three-year period. No stock options were granted to non-employee directors during 2006.

Perquisites and Other Personal Benefits. We do not provide any quantifiable perquisites and other personal benefits to non-employee directors.

DIRECTOR COMPENSATION FOR 2006

Name	Fees Earned or Paid in Cash ($)	Total ($)
William G. Howard	$69,333	$69,333
William L. George	$28,833	$28,833
Jack L. Saltich	$29,500	$29,500
Theodore J. Coburn	$30,666	$30,666
Klaus Fleischmann[(1)]	$33,500	$33,500
Doris Keitel-Schulz[(1)]	$31,500	$31,500

(1) Resigned from our Board of Directors in November 2006.

DIRECTOR OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2006

Name	Stock Option Awards Exercisable (#)	Stock Option Awards Unexercisable (#)	Restricted Stock Awards (#)
William G. Howard	384,000	100,000	0
William L. George	100,000	50,000	0
Jack L. Saltich	100,000	50,000	0
Theodore J. Coburn	100,000	50,000	0
Klaus Fleischmann(1)	64,000(2)	0	0
Doris Keitel-Schulz(3)	130,000(4)	0	0

(1) Resigned from our Board of Directors in November 2006. 100,000 unvested stock option shares were cancelled upon resignation from the Board and 164,000 vested stock option shares were available for exercise until February 20, 2007.

(2) Mr. Fleischmann exercised 100,000 vested option shares in November 2006 and the remaining 64,000 vested option shares expired and were cancelled on February 20, 2007.

(3) Resigned from our Board of Directors in November 2006. 100,000 unvested stock option shares were cancelled upon resignation from the Board and 130,000 vested stock option shares were available for exercise until February 20, 2007.

(4) Ms. Keitel-Schulz exercised 75,000 vested option shares in February 2007 and the remaining 55,000 vested option shares expired and were cancelled on February 20, 2007.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND ITS COMMITTEES

The Board of Directors currently consists of six directors. The Board of Directors held a total of six meetings during 2006. Each director attended at least 75% of the aggregate of the total number of meetings of the Board of Directors held during the period for which he or she has been a director. All committee members attended at least 75% of the aggregate of the total number of meetings held by all committees of the Board of Directors on which he or she served during the period. While we do not have a formal policy regarding the attendance of directors at the Annual Meeting of Stockholders, all directors are encouraged to attend. One non-employee director and both employee directors of the Board of Directors attended last year's Annual Meeting of Stockholders.

The Board of Directors consists of a majority of "independent directors" as such term is defined in The Nasdaq Stock Market's Marketplace Rules. The Board of Directors has determined that Dr. William G. Howard, Dr. William L. George, Mr. Jack L. Saltich, and Mr. Theodore J. Coburn are independent directors in accordance with the listing requirements of NASDAQ. The NASDAQ independence definition includes a series of objective tests, such as that the director is not an employee of the Company and has not engaged in various types of business dealings with the Company within a certain time period. In addition, as further required by the NASDAQ rules, the Board has made a subjective determination as to each independent director that no relationships exist which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the directors reviewed and discussed information provided by the directors and the Company with regard to each director's business and personal activities as they may relate to us.

The National Electrical Benefit Fund (the "Fund"), which as of April 16, 2007 beneficially held 9.4% of our outstanding common stock, is entitled to designate one member of our Board of Directors as long as the Fund owns shares of our common stock equal to or greater than five percent (5%) of our outstanding common stock. At this time, the Fund has not designated an individual to serve as a director on our Board.

In connection with the sale by Qimonda AG (an affiliate of Infineon Technologies AG) of its aggregate stockholdings in the Company, Mr. Klaus Fleischmann and Ms. Doris Keitel-Schulz, the two members of our Board of Directors appointed by Qimonda in accordance with the original agreement governing the purchase by Infineon Technologies AG of our common stock, resigned as members of our Board of Directors, effective November 20, 2006.

The three standing committees of the Board are the Audit Committee, Compensation Committee and the Nominating and Governance Committee. The Board has appointed only independent directors to the Audit, Compensation and Nominating and Governance Committees. Until their resignation in November 2006, Mr. Fleischmann and Ms. Keitel Schulz served on each of our standing board committees.

Audit Committee

The members of the Audit Committee during 2006 were Dr. Howard, Mr. Fleischmann, Ms. Keitel-Schulz, Mr. Saltich, and Mr. Coburn. As noted above, Mr. Fleischmann and Ms. Keitel-Schulz resigned the Board in November 2006. There were nine meetings of the Audit Committee during 2006. The Audit Committee is responsible for policies, procedures and other matters relating to accounting, internal financial controls and financial reporting, including the engagement of our independent auditors. The Committee is also responsible for the planning, scope, timing and cost of any audit and other non-audit related services that the auditors may be asked to perform, as well as the review of reports by our auditors on our financial statements following the completion of each annual audit. Each Audit Committee member is considered "independent" as defined in The Nasdaq Stock Market's Marketplace Rules and Securities and Exchange Commission regulations. During 2006, the Board of Directors determined that based on the credentials of Dr. William Howard, the Chairman of the Audit Committee, Dr. Howard qualified as an "audit committee financial expert" within the meaning of Securities and Exchange Commission regulations.

The Audit Committee has adopted a written charter for the Audit Committee. The Audit Committee Charter is also available on our website, www.ramtron.com. This material is available in print to any stockholder who requests it in writing by contacting our Corporate Secretary at 1850 Ramtron Drive, Colorado Springs, Colorado 80921.

Compensation Committee

The members of the Compensation Committee during 2006 were Dr. Howard, Mr. Fleischmann, Ms. Keitel-Schulz, Mr. Saltich and Dr. George. As noted above, Mr. Fleischmann and Ms. Keitel-Schulz resigned from the Board in November 2006. The Compensation Committee met four times during 2006. This Committee makes recommendations to the Board of Directors regarding salaries, bonuses, stock incentive awards and other compensation and benefits for directors, executive officers and employees.

Nominating Committee

The members of the Nominating Committee during 2006 were Dr. Howard, Mr. Fleischmann, Ms. Keitel-Schulz, Mr. Coburn and Dr. George. As noted above, Mr. Fleischmann and Ms. Keitel-Schulz resigned from our Board in November 2006. The Nominating Committee held one meeting in 2006. In December 2006, the responsibilities of the Nominating Committee were expanded to include governance functions.

In fulfilling its functions and responsibilities, the Committee is given the authority and responsibility of making regular and meaningful contacts throughout the year with the Chairman of the Board, other committee chairpersons and members of senior management. The Committee is tasked with the development and participation in a process for ongoing review of corporate governance issues of the Company. The Committee has the authority to obtain and utilize resources the Committee deems necessary, including independent counsel and advisors.

In addition, the Committee has primary responsibility for the establishment of the criteria for board membership, including the size and structure of our Board and evaluating and considering potential candidates, including those suggested by our stockholders. The Committee is to regularly review, discuss and assess the performance of our Board and its committees and make recommendations for improvement of performance.

The Committee is responsible for periodic review and assessment of non-employee director compensation for service on the Board and its committees and recommending any changes in compensation considered appropriate.

The Nominating and Governance Committee's responsibilities include:

- Administering and overseeing all aspects of the Company's corporate governance functions on behalf of the Board;
- Making recommendations to the Board regarding corporate governance issues;
- Assessing the performance of the Board, including Board committees and individual Board members;
- Making recommendations regarding the establishment and structure of new and existing board committees;
- Identifying, reviewing, evaluating and recommending candidates to serve as directors of the Company, including determination as to whether incumbent directors should be re-nominated;
- Serving as a focal point for communication between such candidates, non-committee directors and the Company's management;
- Overseeing continuing education of directors, as appropriate; and
- Making such other recommendations to the Board regarding affairs relating to the directors of the Company as the Committee deems appropriate.

The Nominating and Governance Committee Charter is available on our website at www.ramtron.com. This material is available in print to any stockholder who requests it in writing by contacting our Corporate Secretary at 1850 Ramtron Drive, Colorado Springs, Colorado 80921.

With regard to the 2007 annual meeting of stockholders, any stockholder director nominee submissions must be received by the secretary no later than the date by which stockholder proposals for such annual meeting must be received as described above under the heading **Deadline for Receipt of Stockholder Proposals.**

STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Board of Directors has implemented a process by which our stockholders may send written communications to the Chairman or to the Board's attention. Any stockholder may communicate with members of the Board of Directors by mail addressed to an individual member of the Board, to the full Board, or to a particular committee of the Board, at the following address: c/o Ramtron International Corporation, Attn: Chairman of the Board, 1850 Ramtron Drive, Colorado Springs, Colorado 80921. This information is also available on the Company's website at www.ramtron.com. The Corporate Secretary has been instructed by the Board to promptly forward all communications so received to the Chairman, the full Board, or the individual Board member(s) specifically addressed in the communication.

EXECUTIVE OFFICERS OF THE REGISTRANT

Our executive officers and their ages are as follows:

Name	Age	Position(s)
William W. Staunton	59	Director, Chief Executive Officer
Eric A. Balzer	58	Director, Chief Financial Officer and Corporate Secretary

Officers are appointed by and serve at the discretion of the Board of Directors. For information concerning Mr. Staunton and Mr. Balzer, see "Nominees" above.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our Common Stock as of April 16, 2007 by: (i) each person who is known by us to own beneficially more than 5% of the outstanding shares of our Common Stock; (ii) each of our directors; (iii) each of our executive officers; and (iv) all directors and executive officers as a group.

Name and Address Beneficial Owner(1)	Shares of Common Stock Beneficially Owned(2)	Percent of Class(3)
National Electrical Benefit Fund 1125 15th Street, N.W., Room 912 Washington, D.C. 20005	2,551,377(4)	9.4%
Ashford Capital Management, Inc. P.O. Box 4172 Wilmington, DE 19807	2,484,100(5)	9.5
Cortina Asset Management, LLC 330 East Kilbourn Avenue Suite 850 Milwaukee, WI 53202	2,489,072(6)	9.5
William W. Staunton	932,354(7)	3.4
Eric A. Balzer	484,776(8)	1.8
William G. Howard	384,000(9)	1.4
William L. George	100,000(10)	*
Jack L. Saltich	100,000(11)	*
Theodore J. Coburn	100,000(12)	*
All directors and executive officers as a group (6 persons)	2,101,130(13)	7.6

* Less than one percent

(1) For directors and officers, the address is c/o Ramtron International Corporation, 1850 Ramtron Drive, Colorado Springs, Colorado 80921.

(2) Such persons or entities have sole voting and investment power with respect to all shares of Common Stock shown as being beneficially owned by them, subject to community property laws where applicable, except as otherwise indicated in the information contained in these footnotes.

(3) Pursuant to Rule 13d-3(d)(1)(B) of the Securities Exchange Act of 1934, as amended, shares of Common Stock issuable upon the exercise of warrants or stock options held by each person or entity set forth in the table which are currently or become exercisable within 60 days are included in the number of shares of Common Stock outstanding for purposes of determining the percentage ownership of such person or entity.

(4) Includes: (i) 1,638,680 shares of Common Stock owned by the National Electrical Benefit Fund (the Fund); (ii) 905,697 shares of Common Stock issuable upon exercise of warrants held by the Fund; and (iii) 7,000 shares of Common Stock issuable upon exercise of vested options held by the Fund. The trustees of the Fund share voting and dispositive powers as to such shares.

(5) Ashford Capital Management, an investment advisor, beneficially owns 2,484,100 shares over which it possesses sole voting power and sole dispositive power, based on information set forth in a Schedule 13G filed with the Securities and Exchange Commission on February 8, 2007.

(6) Cortina Asset Management, an investment advisor, beneficially owns 789,072 shares over which it possesses sole voting power and 1,700,000 shares as to which Cortina has dispositive power, based on information set forth in a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2007.

(7) Includes 650,000 shares issuable to Mr. Staunton upon exercise of options that are vested and exercisable within 60 days from April 16, 2007; 90,000 shares of restricted stock that vest on December 19, 2007; 27,354 shares of restricted stock that vest on February 23, 2008; and 165,000 shares of restricted stock that will only vest upon the achievement of certain performance targets prior to December 31, 2009.

(8) Includes: (i) 50,000 shares of Common Stock owned directly; and 217,750 shares of Common Stock issuable to Mr. Balzer upon exercise of options that are vested and exercisable within 60 days from April 16, 2007; 60,000 shares of restricted stock that vest on December 19, 2007; 17,026 shares of restricted stock that vest on February 23, 2008; and 140,000 shares of restricted stock that will only vest upon the achievement of certain performance targets prior to December 31, 2009.

(9) Includes 384,000 shares issuable to Dr. Howard upon exercise of options that are vested and exercisable within 60 days from April 16, 2007.

(10) Includes 100,000 shares of Common Stock issuable to Dr. George upon exercise of options that are vested and exercisable within 60 days from April 16, 2007.

(11) Includes 100,000 shares of Common Stock issuable to Mr. Saltich upon exercise of options that are vested and exercisable within 60 days from April 16, 2007.

(12) Includes 100,000 shares of Common Stock issuable to Mr. Coburn upon exercise of options that are vested and exercisable within 60 days from April 16, 2007.

(13) Includes 1,551,750 shares of Common Stock issuable to current officers and directors upon exercise of options that are vested and exercisable within 60 days from April 16, 2007.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information as of December 31, 2006, relating to equity compensation plans of the Company pursuant to which common stock is authorized for issuance:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(1)	6,253,508	$3.55	2,215,735
Equity compensation plans not approved by security holders(2)	454,949	$3.87	2,984
Total	6,708,457	$3.57	2,218,719

(1) Includes options granted under the Company's Amended and Restated 1986 Stock Option Plan (the "1986 Plan"), the 1989 Non-statutory Stock Option Plan (the "1989 Plan"), the 1995 Stock Option Plan, as amended (the "1995 Plan"), and the 2005 Incentive Award Plan (the "2005

Plan"), collective, the "Plans." All the Plans have stockholder approval. The options granted under the Plans become exercisable in full or in installments pursuant to the terms of each grant. Directors and officers of the Company are eligible to participate in these Plans.

(2) On August 17, 1999, our Board of Directors adopted the 1999 Stock Option Plan under which a total of 700,000 shares of the Company's Common Stock were authorized for issuance pursuant to the exercise of stock options granted there under. The exercise price of all non-qualified stock options must be equal to at least 95% of the fair market value of the common stock on the date of grant and the maximum term of each grant is ten years. Options granted become exercisable in full or in installments pursuant to the terms of each grant. Directors and officers of the Company are not eligible to participate in the 1999 Plan.

EXECUTIVE COMPENSATION
COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy and Objectives

We operate in a fast-paced, ever-evolving semiconductor industry where there is a high level of competition for market share and talent. Our objective is to attract, retain and motivate highly qualified executives with competitive compensation packages and reward them for our success. Our executive officer compensation program supports our business strategy with the goal of enhancing the value of our Company by improving top-line results while remaining focused on cash flow performance and increased operating efficiency.

Our compensation program emphasizes a pay-for-performance concept, meaning an individual's compensation and career advancement depends upon meeting and exceeding pre-established Company objectives and goals. The Company's financial performance, as well as the individual executive's performance, are considered when determining an individual executive's compensation.

The Compensation Committee believes that the compensation package for executive officers should consist of three principal components:

- Annual base salary;
- Annual target incentive bonus, the dollar or restricted stock award amount of which is dependent on our financial performance; and
- Long-term incentive compensation, currently provided in the form of stock option grants and performance-contingent restricted stock awards.

The Compensation Committee considers multiple factors when determining the amount of total compensation, which includes base salary, incentive bonus and long-term compensation.

We use compensation data collected from similarly situated executives at competitive companies as a guideline in determining compensation, and generally look at the median of the market as the guidelines for all aspects of compensation, including total compensation, base compensation, annual incentive and long-term incentive. However, compensation may vary from these guidelines based upon the role of the position within our organization, and the executive's experience and performance in achieving objectives.

Our executive compensation program is intended to:

- provide competitive compensation to attract and retain executive talent with the capability to lead within a global company;
- reward performance that drives successful company results;

- enhance a culture that is team focused;
- reward both individual success and the success of the organization;
- promote executive ownership of our common stock to further align executives' financial interest with stockholders' interest and to facilitate among executives an ownership culture; and
- be flexible to respond to changing needs of the business.

Our Chief Executive Officer reviews the performance of his direct reports annually, and the Compensation Committee evaluates the performance of the Chief Executive Officer annually. The Compensation Committee evaluates the competitive levels of compensation at least every three years by reviewing compensation statistics from peer companies to ensure that we continue to be competitive and therefore, maintain our ability to attract and retain superior employees in key positions.

Role of Compensation Committee and Administration of Compensation Program

Our Compensation Committee is responsible for establishing and implementing our compensation program for executive officers. This Committee also makes recommendations to the Board of Directors regarding salaries, bonuses, stock award grants, and other compensation and benefits for directors, executive officers, senior management and employees. The members of the Compensation Committee during 2006 were Dr. Howard, Mr. Fleischmann, Ms. Keitel-Schulz, Mr. Saltich and Dr. George. Mr. Fleischmann and Ms. Keitel-Schulz resigned from the Board in November 2006. Each Compensation Committee member is considered "independent" as defined in The Nasdaq Stock Market's Marketplace Rules and Securities and Exchange Commission regulations.

The Compensation Committee reviews and approves the base salary for our executive officers annually, and recommends to the Board of Directors, annual and long-term incentive programs for approval. Our current long-term incentive plan covers a three-year period from 2007 through 2009. The Committee also approves and recommends to the Board of Directors for its approval, the grant of any discretionary equity-based benefits such as stock options and restricted stock.

In 2006, the Compensation Committee hired an independent executive compensation consultant, DolmatConnell & Partners, to review market data and make recommendations regarding the competitiveness of our executive compensation programs. DolmatConnell & Partners reported the finding of its review directly to the Compensation Committee and provided relevant market data on the competitiveness of our total compensation, base salary, annual bonuses, and long-term incentives. DolmatConnell & Partners also recommended alternatives to consider when making compensation decisions for the executives to ensure that our compensation programs remain competitive. DolmatConnell & Partners synthesized information from published surveys and publicly available proxy data of peer companies. There were 14 peer companies considered in the 2006 study: Advanced Analogic Technologies Incorporated; Catalyst Semiconductor, Inc.; Exar Corporation; hi/fn, inc.; Hittite Microwave Corporation; Maxwell Technologies, Inc.; Micro Linear Corporation; QuickLogic Corporation; SRS Labs, Inc.; Staktek Holdings, Inc.; Supertex, Inc.; Transmeta Corporation; Virage Logic Corporation; and Volterra Semiconductor Corporation. The peer group was based on company size, industry and revenue in a comparable range to ours. As a result of this study, ranges for 2007 were established for total compensation, base salary and incentives.

The 2006 compensation study showed that the total compensation of our Chief Executive Officer and Chief Financial Officer base salaries were at the market median of the reviewed peer group for similar positions and functions. However, variable compensation and historical stock awards were below market, which were considered in the Committee's determination of compensation for 2007 and beyond. The study also showed that the senior management's base salaries were at the market median of the reviewed peer group for their position and functions, however, variable compensation and the historic stock awards were below market. The Chief Executive Officer and Compensation Committee concluded that in light of the findings, adjustments would be made to bring total compensation in line with peer statistics.

Executive Compensation Components for 2006

Our executive officer compensation program consisted of:

- Base salary;
- Annual incentive program consisting of cash bonuses;
- Long-term incentive program consisting of stock awards in the form of stock option grants and restricted stock awards;
- Employee benefit plans generally available to our employees, including medical and dental insurance, life insurance and disability plans;
- 401(k) Plan; and
- Perquisites and other benefits.

In 2006, the Committee reviewed all compensation, benefits and perquisites provided for our executive officers. The specific rationale, design, reward process and related information for each element are outlined below.

Our 2005 Incentive Awards Plan was approved by stockholders at our 2005 Annual meeting. This plan gives the Committee the opportunity to design stock-based incentive programs that promote high performance and the achievement of corporate goals. Employees, including our named executive officers and non-employee directors are eligible to receive awards under this plan.

Our 2005 Incentive Awards Plan provides for grants of stock options, performance units, performance shares, restricted stock, restricted stock units, phantom stock, stock appreciation rights, and other incentives and awards that the Committee may, in its discretion, grant alone or in tandem with any of the foregoing awards. Stock options must be granted with a per share exercise price no less than 100% of the fair market value of one share of our common stock on the date of grant. The Committee establishes the terms and conditions of each award, including vesting and performance criteria and the term of the award. In general, stock options are awarded with four-year annual vesting periods and expire ten years from the date of grant. Awards of restricted stock may specify performance-based vesting features or time-based vesting.

Since our 1999 Stock Option Plan was not approved by stockholders, directors and officers are not eligible for option awards under this plan. This plan does, however, give the Committee an opportunity to attract, retain and motivate employees other than directors and officers by means of stock award incentives. Such incentives are designed to promote the interests of the company by allowing employees to own common stock and participate in the growth and financial success of our company.

For more information on our equity plans, see "Equity Compensation Plan Information" above.

Base Salary

Adjustments to base salary are considered at the Compensation Committee's meeting in December of each year. When determining annual salary increases, the performance of individuals as well as our company's performance is considered, along with the competitiveness of each individual's compensation based on job function or position.

In addition, base salaries and total compensation are reviewed at the time of promotion. When determining increases to base salaries due to promotion, responsibilities, and competitive market compensation for the position.

During 2006, changes to the base salaries of our executive officers reflected both a review based on their performance and competitive comparisons. Senior management and employees received 2006 salary increases based on performance, contribution, and promotion, as well as the competitive market compensation data for their position.

Incentive Executive Compensation Components for 2006

Annual Incentive - 2006 Bonus Plan. The 2006 Bonus Plan required company achievement of a certain level of product revenue and net income excluding stock-based compensation expense and post bonus accrual threshold prior to any payouts under the Plan. The target bonus payout for each executive officer was to be 19% for our CEO, Mr. Staunton, and 14% for our CFO, Mr. Balzer, of total bonus pool dollars.

The Compensation Committee and Board reviewed the performance against the objectives set forth in the 2006 Executive Bonus Plan during the first quarter of 2007. Based on 2006 actual financial results compared to the target matrix, the objectives of the 2006 Executive Bonus Plan were not achieved and bonuses based on these objectives were not paid to executive officers.

Incentive Executive Compensation Components for 2007

Annual Incentive - 2007 Bonus Plan. In February 2007, the Committee and Board approved the financial targets for the Company's 2007 Bonus Plan. Participants in the 2007 Bonus Plan include our Chief Executive Officer, our Chief Financial Officer, members of senior management, and employees. The 2007 Bonus Plan is based on achieving a specific amount of total revenue and net income excluding stock-based compensation expense. The target bonus payout for executive officers will be a percentage of their salary based on the financial target thresholds under the Plan's matrix.

2007 Long-Term Executive Incentive Program. The Compensation Committee and Board approved a new 2007 long-term executive incentive program for the period of January 2007 through December 2009. The participants in this long-term incentive program are our executive officers and certain senior management. Specific objectives were established for this program that relate primarily to growth in revenue and net income over the three-year period. At any time during the life of this program, the achievement of the specific performance targets will result in the vesting of restricted stock awards specified under the long-term incentive plan.

Under the 2007 long-term executive incentive program, the Committee and Board approved the grant of restricted stock awards to each of Mr. Staunton, our CEO and Mr. Balzer, our CFO, subject to the Company's achievement of certain operational milestones by no later than December 31, 2009. Mr. Staunton's grant was for 165,000 shares of restricted stock and Mr. Balzer's was for 140,000 shares of restricted stock. Partial achievement of the performance targets for 2009 annual revenue and 2009 net income before stock-based compensation expense will result in partial vesting of the restricted stock awards in accordance with percentages set out in the plan.

Stock Awards

The Compensation Committee of the Board of Directors views the granting of stock options and restricted stock as a valuable incentive that serves to attract, retain and motivate executive officers and other key employees, as well as align their interests more closely with our corporate objectives.

The Compensation Committee reviews and considers recommendations by our Chief Executive Officer (other than for himself) with regard to the grant of stock options and restricted stock to executive officers and other key employees, and then makes the final recommendations to the Board of Directors. In determining the size, frequency and other terms of an option grant or restricted stock award to an executive officer, the Compensation Committee and the Board consider a number of factors, including, among others, such officer's position, responsibilities, job performance, prior option grants, contributions and length of service and the value of his vested and unvested previously granted stock options and restricted stock, if any.

To encourage an optionee to remain in our employ, options generally vest in annual installments over four years and restricted stock generally vests in a one-year period as long as the optionee remains an employee. In 2006, options to purchase an aggregate of 595,000 shares of Common Stock and 150,000 shares of restricted stock were granted to executive officers, which represented approximately 61% of all options and restricted stock granted to our employees in 2006. Information concerning options granted during 2006 to named executive officers is provided in the table entitled "Grants of Plan-Based Awards for 2006" below.

In December 2006, as a result of the findings presented in the compensation report by DolmatConnell & Partners, the Compensation Committee and Board approved the grant of restricted stock awards to our named executive officers and certain members of senior management. These grants were to adjust current stock-based compensation to levels that of the competitive comparisons provided in the compensation report. Certain employees also received restricted stock awards based on their individual performance. All such restricted stock awards have a one year vesting period. Mr. Staunton received 90,000 shares and Mr. Balzer received 60,000 shares of restricted stock.

In February 2007, based on our Company's actual accomplishments during 2006, the Compensation Committee and Board approved a special bonus of restricted stock to our Chief Executive Officer, our Chief Financial Officer, members of senior management and certain employees based on individual performance. All such restricted stock awards have a one year vesting period. Mr. Staunton received 27,354 shares and Mr. Balzer received 17,026 shares of restricted stock.

The Compensation Committee of the Board of Directors generally considers the same factors in determining the Chief Executive Officer's compensation as it does for other executive officers, including both subjective and objective factors. Mr. William W. Staunton is our Chief Executive Officer. His compensation in 2006 consisted of an annual salary of $357,706, $18,801 vacation payout and $41,867 for housing, auto and travel allowances. No bonus was paid to Mr. Staunton in 2006 since we did not achieve the goals of the 2006 bonus program, which was approved by the Compensation Committee. In December 2006, Mr. Staunton received a restricted stock award of 90,000 shares with a one year vesting period as a competitive market adjustment, which was approved by the Compensation Committee.

Employment and Retirement Benefits

In order to attract and retain employees and provide support in the event of illness or injury, we offer all of our employees, including executive officers, medical and dental coverage, disability insurance and life insurance. All of our executive officers are entitled to participate in these plans.

We do not have a defined benefit plan for executives or employees, but instead encourage saving for retirement through our 401(k) Plan, to which we make matching contributions. Employees may contribute up to the maximum voluntary deferral amount allowed by the Internal Revenue Service. In 2006, we contributed 25% of the first 6% the employee contributes. All employee contributions are vested upon contribution and any matching is vested based on years of service. Vesting is 20% each year after the first year of service.

In the past, we have maintained change-of-control severance agreements with our executive officers. These agreements expired in March 2006; however, we are considering implementing new agreements this year with our executive officers providing severance benefits. We do not expect any agreement we might adopt to include "single trigger" pay-out features.

Proxy Statement

Perquisites and Other Personal Benefits

We do not provide substantial perquisites to executive officers, but instead limit perquisites to personal use of club memberships, car allowance, and travel reimbursement to and from our headquarters. The Committee periodically reviews the levels of perquisites and other personal benefits provided to executive officers.

Deductibility of Executive Compensation

Under Section 162(m) of the Internal Revenue Code of 1986, as amended (the Code), a publicly held corporation will not be allowed a federal income tax deduction for compensation paid to the executive officers named in the Summary Compensation Table to the extent that compensation (including stock-based compensation) paid to a particular officer exceeds $1 million in any fiscal year unless such compensation was based on performance goals and certain other conditions are satisfied. The Compensation Committee takes the limitations of Section 162(m) into account in making its compensation decisions, but such limitations are not necessarily a determining factor.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of our Compensation Committee during 2006 were William G. Howard, Klaus Fleischmann, Doris Keitel-Schulz, William L. George, and Jack L. Saltich. As described previously, Mr. Fleischmann and Ms. Keitel-Schulz resigned from this Committee in November 2006. None of our executive officers or employees were members of our Compensation Committee during 2006.

The following Board of Directors Audit Committee Report and Board of Directors Report on Executive Compensation shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that we specifically incorporates such information by reference, and shall not otherwise be deemed filed under such Acts.

COMPENSATION COMMITTEE REPORT(1)

The Compensation Committee members have reviewed and discussed with management the Compensation Discussion and Analysis information contained in this proxy statement. The Compensation Committee is satisfied that the Compensation Discussion and Analysis fairly and completely represents the philosophy, intent and actions of the Committee with regard to executive compensation. We recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement for filing with the Securities and Exchange Commission.

William G. Howard
William L. George
Jack L. Saltich

(1) The material in this report is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission, and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act of 1934, as amended.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

SUMMARY COMPENSATION TABLE

The following table sets forth certain information concerning compensation paid or accrued by us to or on behalf of our Chief Executive Officer during 2006 and our other executive officer whose compensation during 2006 exceeded $100,000.

Name and Principal Position	Year	Salary ($)	Stock Awards ($) (1)	Option Awards ($) (1)	All Other Compensation	Total ($)
William W. Staunton Chief Executive Officer	2006	$357,706	$11,007	$84,617	$ 16,801(2) $ 41,867(3) $ 3,300(4)	$515,298
Eric A. Balzer Chief Financial Officer	2006	$251,401	$ 7,338	$51,624	$ 15,000(2) $ 5,994(3) $ 3,300(4)	$334,657
Greg B. Jones(5) President-Technology Grp	2006	$ 10,864	0	0	$180,513(6) $ 86,089(2)	$277,466

(1) This column reflects the values recognized for stock option and restricted stock awards for financial statement reporting purposes for the fiscal year ended December 31, 2006 and thus may include amounts from awards granted during and prior to 2006. Please see a discussion of all assumptions used in the valuation of these awards in Note 7 to the consolidated financial statements in our 2006 Form 10-K.

(2) Payment for unused vacation time.

(3) Amounts paid for housing and auto allowances and amounts paid for personal travel and spouse travel.

(4) Amount paid for our matching contribution to our 401(k) Retirement Plan.

(5) Mr. Jones resigned on January 13, 2006.

(6) Severance monies paid Mr. Jones in January 2006.

GRANTS OF PLAN-BASED AWARDS FOR 2006

Name	Grant Date	Equity Incentive Plan Awards: Number of Stock or Units(#)	Equity Incentive Plan Awards: Number of Securities Underlying Options(#)	Exercise Price of Option Awards($/sh)	Grant Date Fair Value of Stock and Option Awards($) (1)
William W. Staunton	12/19/06	90,000			$334,800
	12/19/06		235,000	$3.72	$639,106
	3/30/06		200,000	$1.91	$291,160
Eric A. Balzer	12/19/06	60,000			$223,200
	12/19/06		160,000	$3.72	$435,136
Greg B. Jones		0	0		

(1) The Company applies the Black-Scholes valuation method to compute the estimated fair value of the stock options and recognizes compensation expense, net of estimated forfeitures on a straight-line basis so that the award is fully expensed at the vesting date. Restricted stock awards were valued at the closing price on the date of grant and are expensed at the vesting date.

Proxy Statement

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2006

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#) (2)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($) (3)
William W. Staunton					90,000	$335,700
	0	200,000	$ 1.910	3/30/2016		
	0	235,000	$ 3.720	12/19/2016		
	150,000	0	$ 3.710	12/02/2014		
	75,000	25,000	$ 2.320	10/21/2013		
	100,000	0	$ 3.800	12/03/2012		
	75,000	0	$ 1.880	10/16/2011		
	200,000	0	$ 5.500	12/14/2010		
Eric A. Balzer					60,000	$223,800
	0	160,000	$ 3.720	12/19/2016		
	18,750	56,250	$ 2.292	12/07/2015		
	75,000	0	$ 3.710	12/02/2014		
	60,000	0	$ 3.010	10/26/2014		
	25,000	0	$ 3.800	12/03/2012		
	10,000	0	$ 7.250	2/02/2011		
	15,000	0	$ 7.438	1/28/2010		
	5,000	0	$10.563	10/03/2010		
	5,000	0	$ 7.406	12/22/2009		
	4,000	0	$ 7.030	9/01/2008		
Greg B. Jones	44,500	0	$ 3.710	1/13/2007		
	75,000	0	$ 5.469	1/13/2007		
	125,000	0	$ 7.438	1/13/2007		
	9,000	0	$28.438	1/13/2007		

(1) All options vest four equal annual installments commencing one year from the date of grant.

(2) Restricted stock awards that vest one year from the grant date of December 19, 2006.

(3) Based on the closing price as reported on The Nasdaq Stock Market on December 29, 2006 of $3.73.

OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
William W. Staunton	0	0	0	0
Eric A. Balzer	0	0	0	0
Greg B. Jones(1)	253,000	$68,870(2)	0	0

(1) Mr. Jones resigned his position on January 13, 2006. 87,500 unvested stock option shares were cancelled upon his resignation and 535,500 vested stock option shares were available for exercise until January 13, 2007. All unexercised vested stock options shares expired and were cancelled January 13, 2007.

(2) Based on the fair market value determined on the date of exercise, less the exercise price.

CHANGE-OF-CONTROL AGREEMENTS

We previously implemented change-of-control severance agreements with our executive officers, which expired in March 2006. We are considering implementing new change-of-control severance agreement with our executive officers during 2007, which we expect will provide benefits only upon termination (without cause or for good reason) following a change of control.

CODE OF CONDUCT

Our Code of Conduct, which applies to all employees, including all executive officers and senior officers, and directors is posted to our website www.ramtron.com. The Code of Conduct is compliant with Item 406 of Securities and Exchange Commission Regulation S-K and The Nasdaq Stock Market corporate governance listing standards. Any material changes to the Code of Conduct will also be disclosed on our website. Any waivers of the Code of Conduct for our executive officers, directors or senior financial officers must be approved by our Audit Committee and those waivers, if any would be disclosed on our website under the caption, "Exceptions to the Code of Conduct." There have been no waivers to the Code of Conduct.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission and The Nasdaq Stock Market. Officers, directors, our chief accounting officer, and greater than ten percent stockholders are required by Securities and Exchange Commission regulations to furnish to the Company copies of all Section 16(a) forms filed.

To our knowledge and based solely on our review of the copies of such forms received by us, and written representations from certain reporting persons that no other forms were required during the fiscal year ended December 31, 2006, our required Section 16 filers complied with all applicable Section 16(a) filing requirements.

Proxy Statement

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following are our relationships and related-party transactions between our company and our officers, directors and principal stockholders or their affiliates. No new relationships and related-party transactions have been entered into since January 1, 2006.

Transactions involving the National Electrical Benefit Fund. The National Electrical Benefit Fund (the "Fund") was during 2006 and continues to be a principal stockholder of our company.

Pursuant to a Stock and Warrant Purchase Agreement dated March 13, 1989 between us and the Fund, as amended, we agreed to pay to the Fund, for as long as the Fund owns at least 5% of the outstanding shares of our common stock, a monthly consulting fee of not more than $5,000 and to reimburse the Fund for all out-of-pocket expenses incurred in monitoring the Fund's investment in the Company. We are obligated to pay to the Fund approximately $60,000 per year in payment of such fees and expenses.

Transactions involving Infineon Technologies AG. Infineon Technologies AG was a principal stockholder of our company until November 20, 2006. In November 2006, Infineon Technologies AG transferred to Qimonda AG, an affiliate, 4,430,005 shares of our common stock and its warrant to purchase 262,633 additional shares of our common stock (collectively, the "Qimonda Shares").

In November 2006, we entered into a Registration Rights Agreement with the purchasers of the Qimonda Shares. The purchase of the shares from Qimonda by institutional and other accredited investors unaffiliated with us was a privately negotiated transaction from which we received no proceeds other than the reimbursement of costs associated with registering the Shares.

PROPOSAL 2 - RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

INDEPENDENT AUDITORS

The Audit Committee of the Board of Directors has appointed Ehrhardt Keefe Steiner & Hottman PC as our independent auditors, to audit our consolidated financial statements for the year ending December 31, 2007. A representative of Ehrhardt Keefe Steiner & Hottman PC is expected to be present at the Annual Meeting, will have an opportunity to make a statement if he or she desires to do so and is expected to be available to respond to appropriate questions.

The independent registered public accounting firm of KPMG, LLP, audited our financial statements for the fiscal years ended December 31, 2006 and 2005, and were our independent auditors since July 2002.

The aggregate fees billed for professional services by KPMG, LLP, relating to the audit of our 2006 and 2005 consolidated financial statements and the fees for other professional services billed in 2006 and 2005 were:

Type of Fee	2006	2005
Audit fees	$346,301	$393,600
Audit related fees	12,000	12,000
Tax fees	4,500	16,800
All other fees	5,815	61,500

Audit Fees. KPMG's fees billed us relating to the 2006 and 2005 annual audit services and the review of interim financial statements.

Audit Related Fees. KPMG's fees billed us during 2006 and 2005 for audit-related services including fees for our employee benefit plan audit that were not included under the heading "Audit Fees."

Tax Fees. KPMG's fees billed us during 2006 and 2005 for tax consultation and tax return preparation services.

All Other Fees. KPMG's fees billed us during 2006 for Securities and Exchange Commission filings not included in the above categories.

Financial Information Systems Design and Implementation Fees. KPMG did not render any professional services to us in 2006 or 2005 with respect to financial information systems design and implementation.

The Audit Committee has established a policy whereby the Audit Committee must pre-approve all audit and permitted non-audit services performed by the Company's independent auditors in accordance with a prior description of the services to be performed and specific estimates for each such services. The Audit Committee pre-approved all of the services performed by KPMG during fiscal 2006.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors is responsible for overseeing management's financial reporting practices and internal controls and audit functions. Until November 2006, the Audit Committee was composed of five outside, independent directors, all of whom meet the independence requirements of applicable Securities and Exchange Commission rules and regulations and listing requirements of The Nasdaq Stock Market. In November 2006, Mr. Fleischmann and Ms. Keitel-Schulz resigned from our Board of Directors. During 2006, Dr. William Howard was the Audit Committee financial expert as defined under applicable Securities and Exchange Commission rules and was also deemed to be a financially sophisticated Audit Committee member under applicable NASDAQ rules. The Audit Committee operates under a written charter adopted by the Board of Directors. The charter is annually reassessed and updated, as needed.

In connection with our consolidated financial statements for the fiscal year ended December 31, 2006, the Audit Committee has:

- Reviewed and discussed our audited consolidated financial statements as of and for the year ended December 31, 2006 with both our independent registered public accounting firm and management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant estimates and judgments, critical accounting policies and the clarity of disclosures in the financial statements.

- Discussed with the independent registered public accounting firm matters required of auditors to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees).

- Our independent registered public accounting firm also provided to the Audit Committee the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with the independent registered public accounting firm their independence.

Based on these actions, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 for filing with the Securities and Exchange Commission.

William G. Howard
Jack L. Saltich
Theodore J. Coburn

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE RATIFICATION OF APPOINTMENT OF THE INDEPENDENT AUDITORS NAMED ABOVE

OTHER MATTERS

We currently know of no matters to be submitted at the Annual Meeting other than those described herein. If any other matters properly come before the Annual Meeting, it is the intention of the persons named on the enclosed proxy card to vote the shares they represent as the Board of Directors may recommend.

FORM 10-K

COPIES OF OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WILL BE PROVIDED TO STOCKHOLDERS WITHOUT CHARGE UPON WRITTEN REQUEST TO THE CORPORATE SECRETARY, RAMTRON INTERNATIONAL CORPORATION, 1850 RAMTRON DRIVE, COLORADO SPRINGS, COLORADO 80921.

By Order of the Board of Directors

Eric A. Balzer
Secretary

Colorado Springs, Colorado
April 25, 2007

Financials

FINANCIAL HIGHLIGHTS

The following selected financial data should be read in conjunction with, and are qualified in their entirety by, the consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein.

RAMTRON INTERNATIONAL CORPORATION
SELECTED FINANCIAL DATA

for the years ended December 31, 2006, 2005, 2004, 2003 and 2002

(in thousands, except per share data)	2006	2005	2004	2003	2002
Revenue	$40,481	$34,392	$39,494	$28,733	$30,031
Gross margin, product sales	20,657	15,789	20,032	13,482	9,355
Income (loss) from continuing operations	457	(2,642)	3,457	(712)	1,574
Income (loss) from discontinued operations	--	(3,849)	145	(8,793)	(3,401)
Net income (loss) applicable to common shares	457	(6,491)	3,602	(9,505)	(1,923)
Earnings (loss) per share from continuing operations:					
- basic	$ 0.02	$ (0.11)	$ 0.15	$ (0.03)	$ 0.07
- diluted	$ 0.02	$ (0.11)	$ 0.14	$ (0.03)	$ 0.07
Earnings (loss) per share - basic	$ 0.02	$ (0.28)	$ 0.16	$ (0.43)	$ (0.09)
Earnings (loss) per share - diluted	$ 0.02	$ (0.28)	$ 0.15	$ (0.43)	$ (0.08)
Working capital	11,242	10,133	16,319	12,168	18,987
Total assets	32,457	32,816	33,653	29,645	40,942
Total long-term debt	5,859	7,137	4,914	2,669	5,728
Stockholders' equity	17,072	14,494	15,192	11,042	20,154
Cash dividends per common share[1]	--	--	--	--	--

(1) We have not declared any cash dividends on our common stock and do not expect to pay such dividends in the foreseeable future.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis is intended to provide greater details of our results of operations and financial condition. The following discussion should be read in conjunction with the Company's consolidated financial statements and notes thereto and other financial data included elsewhere herein. Certain statements under this caption constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, and, as such, are based on current expectations and are subject to certain risks and uncertainties. You should not place undue reliance on these forward-looking statements for many reasons including those risks discussed under Part I. Item 1A. Risk Factors and elsewhere in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 21, 2007. Forward-looking statements may be identified by the use of forward-looking words or phrases such as "will," "may," "believe," "expect," "intend," "anticipate," "could," "should," "anticipate," "plan," "estimate," and "potential," or other similar words.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our consolidated financial statements and related disclosures in conformity with generally accepted accounting principles in the United States requires us to make estimates and judgments that affect the amounts reported in our financial statements and accompanying notes. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty. On an ongoing basis we re-evaluate our judgments and estimates including those related to bad debts, inventories, long-lived assets, intangible assets, income taxes, accrued expenses and other contingencies. We base our estimates and judgments on our historical experience, market trends, financial forecasts and projections and on other assumptions that we believe are reasonable under the circumstances, and apply them on a consistent basis.

We believe that consistent application results in financial statements and accompanying notes that fairly represent our financial condition, operating results and cash flows for all periods presented. However, any factual errors or errors in these estimates and judgments may have a material impact on our financial conditions, operating results and cash flows.

Recognition of Revenue. Revenue from product sales to direct customers and distributors is recognized upon shipment as we generally do not have any post-shipment obligations or allow for any acceptance provisions. In the event a situation occurs to create a post-shipment obligation, we would defer revenue recognition until the specific obligation was satisfied. We defer recognition of sales to distributors when we are unable to make a reasonable estimate of product returns due to insufficient historical product return information. The revenue recorded is dependent upon estimates of expected customer returns and sales discounts.

Revenue from licensing programs is recognized over the period we are required to provide services under the terms of the agreement. Revenue from research and development activities that are funded by customers is recognized as the services are performed. Revenue from royalties is recognized upon the notification to us of shipment of product from our technology license partners to direct customers.

Inventory Valuation. We write-down our inventory for estimated obsolescence or lack of marketability for the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Allowance for Doubtful Accounts. We seek to maintain a stringent credit approval process although our management must make significant judgments in assessing our customers' ability to pay at the time of shipment. Despite this assessment, from time to time, customers are unable to meet their payment obligations. If we are aware of a customer's inability to meet its financial obligations to us, we record an allowance to reduce the receivable to the amount we reasonably believe we will be able to collect from the customer. For all other customers, we record an allowance based upon the amount of time the receivables are past due. If actual accounts receivable collections differ from these estimates, an adjustment to the allowance may be necessary with a resulting effect on operating expense. We continue to monitor customers' credit worthiness, and use judgment in establishing the estimated amounts of customer receivables which will ultimately not be collected.

Deferred Income Taxes. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes on a consolidated basis. We record deferred tax assets and liabilities for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts recorded in the consolidated financial statements, and for operating loss and tax credit carry forwards. Realization of the recorded deferred tax assets is dependent upon us generating sufficient taxable income in future years to obtain benefit from the reversal of net deductible temporary differences and from tax credit and operating loss carry forwards. A valuation allowance is provided to the extent that management deems it more likely than not that the net deferred tax assets will not be realized. The amount of deferred tax assets considered realizable is subject to adjustment in future periods if estimates of future taxable income are changed.

Long-Lived Assets. We review the carrying values of long-lived assets whenever events or changes in circumstances indicate that such carrying values may not be recoverable. Under current standards, the assets must be carried at historical cost if the projected cash flows from their use will recover their carrying amounts on an undiscounted basis and without considering interest. However, if projected cash flows are less than their carrying value, the long-lived assets must be reduced to their estimated fair value. Considerable judgment is required to project such cash flows and, if required, estimate the fair value of the impaired long-lived asset. The estimated future cash flows are based upon, among other things, assumptions about expected future operating performance and may differ from actual cash flows. There can be no assurance that future long-lived asset impairments will not occur.

Goodwill. Goodwill represents the excess of the purchase price over the fair value of identifiable net tangible and intangible assets acquired in a business combination. Goodwill is required to be tested for impairment annually or more frequently if events or changes in circumstances indicate that goodwill may be impaired. We performed our annual goodwill impairment testing as of December 31, 2006, and determined that no impairment existed at that date. This assessment requires estimates of future revenue, operating results and cash flows, as well as estimates of critical valuation inputs such as discount rates, terminal values and similar data. We continue to perform periodic and annual impairment analyses of goodwill resulting from acquisitions. As a result of such impairment analyses, impairment charges may be recorded and may have a material adverse impact on our financial position and operating results. Additionally, we may make strategic business decisions in future periods which impact the fair value of goodwill, which could result in significant impairment charges. There can be no assurance that future goodwill impairments will not occur.

Inventory Valuation Adjustments. Our working capital requirements have followed our sales growth. We must carry adequate amounts of inventory to meet rapid delivery requirements of customers. To do this, we order products and build inventory substantially in advance of product shipments, based on internal forecasts of customer demand. We have in the past produced excess quantities of certain products and this, in combination with the difficulty of predicting future average selling prices, has resulted in us incurring inventory valuation adjustments. In addition, our distributors have a right to return products under certain conditions, which affects inventory reserves. We recognize revenue on shipments to distributors at the time of shipment, along with a reserve for estimated returns based on historical data.

Share-Based Payment Assumptions. We estimate volatility and forfeitures based on historical data and the expected term of options granted. All of these variables have an affect on the amount charged to expense in our consolidated statement of income.

RESULTS OF OPERATIONS

Overview

We are a fabless semiconductor company that designs, develops and markets specialized semiconductor memory, microcontroller, and integrated semiconductor solutions, used in many markets for a wide range of applications. We pioneered the integration of ferroelectric materials into semiconductor products, which enabled the development of a new class of nonvolatile memory products, called ferroelectric random access memory (FRAM). FRAM products merge the advantages of multiple memory technologies into a single device that is able to retain information without a power source, can be read from and written to at very fast speeds and written to many times, and consumes low amounts of power and can simplify the design of electronic systems. In many cases, we are the sole provider of FRAM-enabled semiconductor products, which facilitates close customer relationships, long application life-cycles and the potential for high-margin sales.

We also integrate analog and mixed-signal functions such as microprocessor supervision, tamper detection, timekeeping, and power failure detection onto a single device with our FRAM. This has enabled a new class of products that addresses the growing market need for more efficient and cost effective semiconductor products.

In 2006 we completed development and introduced five new products and completed two new AEC Q100 qualifications for the automotive market. We started development on four new product families that are expected to be completed in 2007. The AEC Q100 qualification program continues and now includes an initiative to develop +125 degrees C products. We continue to work on the 4-megabit FRAM as well as another serial memory design at Texas Instruments.

Our total revenue for the year ended December 31, 2006 was $40.5 million. In 2006, 97% of our revenue was derived from sales of our products for applications in our target markets, which include metering; computing and information systems; automotive; and industrial, scientific and medical.

Our success in building product revenue during 2006 was fueled by 40 top customers in our most active FRAM target markets. Among our target markets, metering, computing, and automotive are currently the primary drivers of our product revenue growth.

Product sales within our metering target market during 2006 contributed 35% to our total product revenue. Metering programs are active in every geographical area with Europe and China in the forefront. Global suppliers in Europe and North America continue to increase in volume. Two of our largest U.S. meter customers continue to win business domestically and abroad with FRAM-based meters.

In 2006, 35% of our total product revenue came from computing and information systems with multi-function printers contributing the significant portion. Ricoh, a global printer and copier maker, continued to be a major customer, along side a variety of laser and inkjet printer machine and accessory manufacturers. In addition, Promise Technology was among our top 40 computing customers in 2006 using FRAM in disk array drive controllers.

Automotive applications made up about 18% of our product revenue in 2006. We are particularly strong in FRAM automotive applications. Auto opportunities that are growing in Europe include data recorders, seat sensors, adaptive steering, sliding roof controllers, distance radar, and navigation. Our products are currently being used in VW, BMW, Mercedes Benz, and Hyundai automobiles, among others. In Korea, we have several opportunities identified at one of the country's largest auto manufacturers, which include tire-pressure monitoring, occupant sensors and satellite radio receivers. In North America, smart airbags continue to be our primary automotive application.

Additional revenue sources have included customer-sponsored research and development programs for FRAM technology with major semiconductor manufacturers. Historically, we have also derived revenue from the licensing of our FRAM intellectual property to a number semiconductor manufacturers. Royalties result from the sale of FRAM products by certain licensees. Customer-sponsored research and development program fees are primarily generated as a result of ferroelectric technology support programs with major semiconductor manufacturers.

Our total costs and expenses increased 8% from 2005 to 2006, compared with a 6% increase from 2004 to 2005.

Our gross margin in 2006 was 53%, and our gross margin, including provision for inventory write-offs, was 48% for 2005 and 54% for 2004. In 2006, the increase in gross margin was attributable to less inventory write-offs as compared to 2005. In 2004, FRAM gross margin improved as manufacturing yields improved, and we realized cost reductions at our contract manufacturers.

Research and development expenses, including customer-sponsored research and development, were $9.9 million in 2006, compared with $7.6 million in 2005, and $7 million in 2004. These expenses, as a percentage of total sales were 24% in 2006, compared with 22% in 2005, and 18% in 2004. The increase primarily resulted from increased spending related to activities at our Canadian subsidiary, stock compensation related expense and severance payments made in 2006.

General and administrative expenses increased from $4.4 million in 2005, to $5.1 million in 2006, primarily due to stock-based compensation expense. These expenses were 13% of total revenue in 2006, 13% in 2005, and 13% in 2004.

Sales and marketing expenses increased from $5 million in 2005, to $6 million in 2006, primarily due to increased sales efforts, sales commissions, and tradeshow expenses. These expenses were 15% of total revenue in 2006, 15% in 2005, and 14% in 2004.

2006 HIGHLIGHTS

For the full year 2006, revenue increased 18% to $40.5 million from $34.4 million in 2005. Revenue highlights include:

- Total product revenue for 2006 was up 20% to 39.1 million, compared with$32.7 million for 2005
- Twelve-month core FRAM product sales, which exclude sales to ENEL, grew 34% over full-year 2005
- Integrated product revenue grew 20% to $3.5 million from 2005 to 2006
- By target market, sales were as follows: metering (35% of sales), computing and information systems (35% of sales), automotive (18% of sales), and industrial, scientific and medical and other (12% of sales)
- By region, sales were as follows: Asia Pacific (30% of sales), Americas (27% of sales), Japan (22% of sales), and Europe (21% of sales)

Gross margin for full-year 2006 increased to 53% from 51% in 2005. Full-year 2006 income from continuing operations was $457,000, or $0.02 per share, compared with a loss from continuing operations of $2.6 million, or a loss of $0.11 per share, for the prior year. Full-year 2006 results included charges of $995,000 for non-cash stock-based compensation expense and $321,000 for amortization of purchased IP. Without these charges, full-year income from continuing operations would have been $1.8 million or a $0.07 per share (basic).

2007 BUSINESS OUTLOOK

For full-year 2007, management currently projects:

- Overall product revenue growth of 20% to 25% over full year 2006 product revenue of $39.1 million. Core FRAM revenue growth, which excludes approximately $2.0 million of sales to ENEL during 2006, is projected to be between 27% and 32%
- Gross margin of 52% to 54%
- Other revenue for full year 2007, including license and development fees and royalties, of approximately $1.1 million
- Total operating expenses to be approximately 47% to 48% of total revenue
- By expense line item, management is targeting sales and marketing to be 14% to 15% of total revenue, research and development to be 22% of total revenue, and general and administrative to be 11% of total revenue
- Net income, excluding expenses for stock based compensation, of 5.0% to 6.5%
- Our $4 million revolving secured credit facility with Silicon Valley Bank will be up for renewal during 2007. The Company is confident that it will be able to negotiate the renewal or replacement of its revolving secured credit facility with acceptable terms.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2006 AS COMPARED TO 2005

Our total revenue for the year ended December 31, 2006 was $40.5 million, compared with $34.4 million for the year ended December 31, 2005, primarily due to increased unit volume as our average price remained relatively flat year over year. Cost of product sales, including provision for inventory write-off, as a percentage of product revenue, decreased approximately 5%, primarily due to decreased inventory write-offs in 2006. Our costs and expenses were $39.5 million during the year ended December 31, 2006, compared with $36.6 million for the same period in 2005, primarily due to the increased sales for 2006 compared to 2005. The resulting income from continuing operations in 2006 was $0.5 million, compared with a loss from continuing operations of $2.6 million in 2005. The $3.1 million increase in operating results was due, in part, to charges in 2005 of $1.6 million related to the retirement of the Company's fixed-rate convertible debentures, $1.1 million of in-process research and development write-off related to the acquisition of Goal Semiconductor, and a first-quarter inventory write-off of $872,000 during 2005, which did not occur in 2006.

Non-product revenue during 2006, which included royalty payments and license revenue, decreased by $0.3 million, compared with 2005. This was due to a decrease in customer-sponsored research and development revenue of $250,000 from 2005 to 2006 due to no research and development fee payments from Texas Instruments during 2006.

Cost of sales as a percentage of product sales were 47% in 2006 compared to 52% in 2005. This decrease was directly related to the provision for inventory write-off of $876,000 recorded in 2005, compared to no provision for inventory write-off taken in 2006.

Combined research and development expenses were $9.9 million, an increase of $2.3 million from 2005 to 2006. Combined research and development expenses were 24% of revenue in 2006, compared with 22% in 2005. The increase primarily resulted from increased spending related to activities at our Canadian subsidiary, stock compensation related expense and severance payments made in 2006.

General and administrative expenses were $5.1 million, an increase of $0.7 million from 2005 to 2006. General and administrative expenses remained consistent at 13% of revenue in 2006 and 2005. The primary reason for the increase was stock-based compensation recognized in 2006.

Sales and marketing expenses were $6 million, an increase of $1.0 million from 2005 to 2006. Sales and marketing expenses remained consistent at 15% of total revenue in 2006 and 2005. The increase was a result of greater sales commissions, increased sales efforts, spending on tradeshows, and stock-based compensation recognized in 2006.

Interest expense, related party, decreased $0.2 million from 2005 to $0 in 2006 due to the retirement of the related convertible debenture in July 2005.

Other interest expense remained at $0.6 million in 2006. This was due to non-related party principal outstanding throughout 2006, offset by less prepaid loan and debt discount amortization during 2006.

Other income decreased $0.2 million from 2005 to 2006 to $0.2 million. This was due primarily to decreased foreign exchange gains incurred in 2006, offset by increased interest income during 2006.

Income Tax Provision. During 2006, the Company recognized $60,000 in tax expense related to the alternative minimum tax. No such provision was incurred during 2005 due to a net loss for the year.

Loss From Discontinued Operations. On July 26, 2005, the Company announced the divestiture of its Mushkin subsidiary for consideration of approximately $1.8 million. The Company recognized impairment charges during the second quarter of 2005 to goodwill for $3.4 million, to long-lived assets for $359,000, and to inventory for $170,000, related to the divestiture. The loss from discontinued operations of $3.8 million in 2005 was primarily Mushkin related due to the aforementioned write-offs. In accordance with SFAS No. 144, the consolidated financial statements of the Company have been recast to present EMS's and Mushkin's financial position and results as discontinued operations. All activity related to the Company's discontinued operations ceased during 2005.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2005 AS COMPARED TO 2004

Our total revenue for the year ended December 31, 2005 was $34.4 million, compared with $39.5 million for the year ended December 31, 2004. Cost of product sales, including provision for inventory write-off, as a percentage of product revenue, increased approximately 6%, primarily due to increased inventory write-offs in 2005. Our costs and expenses were $36.6 million during the year ended December 31, 2005, compared with $34.7 million for the same period in 2004. The resulting loss from continuing operations in 2005 was $2.6 million, compared with income from continuing operations of $3.5 million in 2004. The $6.1 million decrease in operating results was due, in part, to charges of $1.6 million related to the retirement of the Company's fixed-rate convertible debentures, $1.1 million related to the acquisition of Goal Semiconductor, and a first-quarter inventory write-off of $872,000.

Revenue from the ENEL meter installation program decreased as expected in 2005 as the program began to wind down. ENEL product revenue in 2005 was $5.2 million, compared with $17.2

million in 2004, and $15.8 million in 2003. In 2005, we made up about $7.5 million of the $12.1 million year-over-year decline in ENEL revenue, which resulted in a 38% increase in non-ENEL, or core FRAM sales. Non-ENEL product revenue for each of the last three years totaled approximately $27.5 million, $20 million and $10.8 million in 2005, 2004, and 2003, respectively.

Non-product revenue during 2005, which included royalty payments and license revenue, remained flat, compared with 2004. Customer-sponsored research and development revenue decreased $0.5 million from 2004 to 2005 due to lower research and development fee payments by Texas Instruments.

Cost of sales as a percentage of product sales were 52% in 2005 compared to 46% in 2004. This increase related to the provision for inventory write-off taken in 2005 coupled with lower product yields on newly introduced products in 2005.

Combined research and development expenses increased $0.6 million from 2004 to 2005 to $7.6 million. Combined research and development expenses were 22% of revenue in 2005, compared with 18% in 2004. The increase primarily resulted from increased spending on design related activities.

General and administrative expenses decreased $0.7 million from 2004 to 2005 to $4.4 million. General and administrative expenses were 13% of revenue in 2005 and 2004. The primary reason for the decrease was management bonuses were part of the 2004 expense and management bonuses were not earned in 2005.

Sales and marketing expenses decreased $0.4 million from 2004 to 2005 to $5 million. Sales and marketing expenses were 15% of total revenue in 2005, compared with 14% in 2004. The decrease was a result of reduced sales commissions and bonuses in 2005, offset by increased bad debt expense due to the bankruptcy of a major customer.

Interest expense, related party, decreased $0.2 million from 2004 to 2005 to $0.2 million due to the retirement of the Infineon convertible debenture in July 2005.

Other interest expense decreased $0.3 million from 2004 to 2005 to $0.6 million in 2005. This was due to the retirement of the Company's convertible debentures, along with less principal outstanding and less minimum interest charges on our new line of credit. This was offset by $0.1 million of interest related to borrowings on our revolving line of credit and our term loan with Silicon Valley Bank.

Other income increased $0.3 million from 2004 to 2005 to $0.3 million. This was due primarily to foreign exchange gains incurred in 2005. There were no foreign exchange gains or losses in 2004.

Loss From Discontinued Operations. In July 2005, the Company announced the divestiture of its Mushkin subsidiary described above; in the year over year comparison of fiscal 2006 to fiscal 2005; the loss from discontinued operations of $3.8 million in 2005 was primarily Mushkin related due to the aforementioned write-offs.

During the first quarter of 2004, the Company committed to a plan to sell substantially all of the remaining assets of EMS consisting primarily of EMS' patent portfolio. The Company completed the sale of EMS' patent portfolio on April 20, 2004, the proceeds of which were $1.5 million. Due to a write-down of the carrying value of the patent portfolio to its estimated fair value at March 31, 2004, there was no gain or loss recorded on the finalization of the sale.

The income from discontinued operations in 2004 was related to a profit from our Mushkin subsidiary of $0.5 million, offset by the loss of $0.3 million for the impairment loss on EMS's patent portfolio.

In accordance with SFAS No. 144, the consolidated financial statements of EMS and Mushkin have been recast to present these businesses as discontinued operations.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents increased $1 million from 2005 to 2006 to $4.3 million.

Operating Activities. We generated $2.9 million of cash from operations in 2006 compared to $2.9 million used for operations in 2005. The $5.8 million difference is primarily due to $0.5 million in net income in 2006 compared to a $6.5 million loss in 2005.

Also affecting our generation of cash in 2006 was a net reduction in inventory of $0.8 million in 2006 compared to an increase in inventory of $3.4 million in 2005 offset by an increase in accounts receivable during 2006 of $9 million compared to a $1.4 million decrease in accounts receivable during 2005.

Cash used in investing activities was $1.7 million in 2006 compared to $2.3 million used in 2005. The primary reason cash used decreased in 2006 was in comparison to the use of cash (in part) in 2005 for the purchase of Goal Semiconductor, Inc., offset by cash provided by our discontinued operations.

In 2006, net cash used by financing activities was $0.2 million compared with $2.1 million cash provided in 2005. The decrease in cash of $2.3 million in 2006 compared to 2005 was due primarily to cash received from not utilizing our term loan and mortgage loan obtained in 2005 offset by our payments on our debentures in 2005.

Debt instruments. In September 2005, we entered into a loan agreement with Silicon Valley Bank for a $3.0 million secured term loan facility. Interest on the term loan is set at a floating rate equal

Financials

to the prime lending rate plus 1% per year and the term loan has a term of 36 months. As of December 31, 2006, $1.7 million remained outstanding. The loan agreement also provides for a $4 million revolving secured credit facility. The revolving secured credit facility expires on March 28, 2007, and we expect to renew this agreement at that time. Interest on the revolving facility is set at a floating rate equal to the prime lending rate plus 0.50% per year, with a minimum interest rate of 6.00% per year. The revolving facility has a term of two years. As of December 31, 2006, no balance was outstanding on the revolving facility. Security for the loan agreement includes all of our assets except for real estate. In addition, we entered into an intellectual property security agreement with Silicon Valley Bank that secures our obligations under the loan agreement by granting Silicon Valley Bank a security interest in our intellectual property. We are required to comply with certain covenants under the loan agreement, as amended, including requirements to maintain a minimum net worth and maintain certain leverage ratios, and restrictions on certain business actions without the consent of Silicon Valley Bank.

On December 29, 2006, the Company entered into a Third Amendment to Amended and Restated Loan and Security Agreement, as amended, with Silicon Valley Bank. The amendment revised the financial covenants for debt service to better reflect the Company's operations and removes capital expenditure limits and investment limits relating to our Canadian subsidiary. We were in compliance with all of our debt covenants as of December 31, 2006.

On December 15, 2005, the Company, through its subsidiary, Ramtron LLC, for which we serve as sole member and sole manager, closed a mortgage loan facility with American National Insurance Company. Ramtron LLC entered into a promissory note evidencing the loan with the principal amount of $4,200,000, with a maturity date of January 1, 2016, bearing interest at 6.17%. As of December 31, 2006, $4.1 million remained outstanding. Ramtron LLC also entered into an agreement for the benefit of American National Insurance Company securing the Company's real estate as collateral for the mortgage loan facility.

We are investigating the benefit of selling the Company's headquarters and leasing office space better suited for our needs.

We had $4.3 million in cash and cash equivalents at December 31, 2006. We believe we have sufficient resources to fund our operations through at least 2007. If this is not sufficient to meet our cash requirements, we may use the credit facility mentioned above or any other credit facility we may obtain. In view of our expected future working capital requirements in connection with the design, manufacturing and sale of our products, and our projected expenditures, we may be required to seek additional equity or debt financing. There is no assurance, however, that we will be able to obtain such financing on terms acceptable to us, or at all. Any issuance of common or preferred stock to obtain additional funding would result in dilution of existing stockholders' interests in us. The inability to obtain additional financing when needed would have a material adverse effect on our business, financial condition and operating results and could adversely affect our ability to continue our business operations.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS. At December 31, 2006, our commitments under our contractual obligations and commercial commitments were as follows:

(in thousands)	2007	2008	2009	2010	2011	After 2011	Total
Long-term debt(1)	$1,735	$1,306	$ 616	$ 616	$ 616	$1,978	$ 6,867
Operating leases	1,362	1,057	498	–	–	–	2,917
Purchase obligations(2)	4,744	–	–	–	–	–	4,744
Total	$7,841	$2,363	$1,114	$ 616	$ 616	$1,978	$14,528

(1) Includes required principal and interest payments for our outstanding term loan with Silicon Valley Bank; mortgage loan with American National Insurance Company; the payments to National Semiconductor Corporation and minimum interest charges related to our revolving line of credit with Silicon Valley Bank.

(2) Our purchase obligations are amounts committed under legally enforceable contracts or purchase orders for goods and services with defined terms as to price, quantity, delivery and termination liability and are the result of purchase orders placed but not yet fulfilled by Fujitsu, our semiconductor wafer supplier.

LEGAL MATTERS

We are party to legal proceedings arising in the ordinary course of our business. Although the outcomes of any such legal actions cannot be predicted, our management believes that there are no pending legal proceedings against or involving us for which the outcome would likely have a material adverse effect upon our financial position or results of operations.

NEW ACCOUNTING STANDARDS

The information required by this Item is provided in Note 1 of the Notes to Consolidated Financial Statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk. We do not use derivative financial instruments in our investment portfolio. Our investment portfolio is generally comprised of U.S. money market accounts and cash deposits. Our policy is to place these investments in instruments that meet high credit quality standards and have maturities of less than one and one half years with an overall average maturity of less than 90 days. These securities are subject to interest rate risk and could decline in value if there is a major change in interest rates. Due to the short duration of the securities in which we invest and the conservative nature of our investment portfolio, a 10% move in interest rates over a one-year period would have an immaterial effect on our financial position, results of operations and cash flows.

Foreign Currency Exchange Rate Risk. The majority of our sales and research and development and marketing expenses are transacted in U.S. dollars. We purchase wafers from Fujitsu in Japanese Yen and have limited accounts payable and receivable transactions in Canadian dollars. However, payments from Japanese customers provide yen currency for approximately 66% of our wafer purchase costs. We do not use financial derivatives to hedge our prices, therefore, we have some exposure to foreign currency price fluctuations. Gains and losses from such fluctuations have not been material to us to date.

At December 31, 2006, we had floating rate debt outstanding of $1.7 million. A 10% move in interest rates would not have a material effect on our financial statements.

Interest payable on the Company's mortgage note is fixed at 6.17% over the term of the loan. In light of the above, changes in interest rates will not materially affect our future earnings or cash flows.



Report of Independent Registered Public Accounting Firm

The Board of Directors
Ramtron International Corporation:

We have audited the accompanying consolidated balance sheets of Ramtron International Corporation as of December 31, 2006 and 2005, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006, and the related financial statement schedule. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ramtron International Corporation as of December 31, 2006 and 2005, and the results of its operations and comprehensive income (loss) and its cash flows for each of the years in the three-year period ended December 31, 2006, and the related financial statement schedule, in conformity with U.S. generally accepted accounting principles.

As discussed in note 1 to the accompanying consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

KPMG LLP

February 12, 2007

RAMTRON INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005

(in thousands, except share data)	2006	2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,305	$ 3,345
Accounts receivable, less allowances of $351 and $273, respectively	7,183	6,234
Inventories	6,006	7,118
Other current assets	494	857
Total current assets	17,988	17,554
Property, plant and equipment, net	4,527	4,732
Goodwill, net	2,038	2,008
Intangible assets, net	7,752	8,310
Other assets	152	212
Total assets	$ 32,457	$ 32,816
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 3,023	$ 3,841
Accrued liabilities	1,317	1,084
Deferred revenue	1,040	1,142
Current portion of long-term promissory notes	1,366	1,354
Total current liabilities	6,746	7,421
Deferred revenue	2,780	3,764
Long-term promissory notes	5,859	7,137
Total liabilities	15,385	18,322
Stockholders' equity:		
Common stock, $.01 par value, 50,000,000 authorized; 25,107,788 and 24,387,830 shares issued and outstanding, respectively	251	244
Additional paid-in capital	243,206	241,113
Accumulated other comprehensive income	136	115
Accumulated deficit	(226,521)	(226,978)
Total stockholders' equity	17,072	14,494
Commitments and contingencies (Notes 5, 6 and 14)		
Total liabilities and stockholders' equity	$ 32,457	$ 32,816

See accompanying notes to consolidated financial statements.

Financials

RAMTRON INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
For the years ended December 31, 2006, 2005 and 2004

(in thousands, except per share amounts)	2006	2005	2004
Revenue:			
Product sales	$39,095	$32,664	$37,231
License and development fees	717	716	717
Royalties	669	762	765
Customer-sponsored research and development	--	250	781
	40,481	34,392	39,494
Costs and expenses:			
Cost of product sales	18,438	15,999	17,078
Provision for inventory write-off	--	876	121
Research and development	9,885	7,294	6,209
Customer-sponsored research and development	--	321	797
General and administrative	5,149	4,415	5,100
Sales and marketing	6,034	5,029	5,394
Write-off of in-process research and development	--	1,067	--
Write-down of debt discount and loss on extinguishment	--	1,624	--
	39,506	36,625	34,699
Operating income (loss) from continuing operations	975	(2,233)	4,795
Interest expense, related party	--	(162)	(410)
Interest expense, other	(612)	(592)	(899)
Other income, net	154	345	45
Income (loss) from continuing operations before income tax provision	517	(2,642)	3,531
Income tax provision	(60)	--	(74)
Income (loss) from continuing operations	457	(2,642)	3,457
Income (loss) from discontinued operations	--	(3,849)	145
Net income (loss)	$ 457	$ (6,491)	$ 3,602
Other comprehensive income, net of tax:			
Foreign currency translation adjustments	$ 21	$ 115	$ --
Comprehensive income (loss)	$ 478	$ (6,376)	$ 3,602
Earnings (loss) per share:			
Basic:			
Income (loss) from continuing operations	$ 0.02	$ (0.11)	$ 0.15
Income (loss) from discontinued operations	--	(0.17)	0.01
Total	$ 0.02	$ (0.28)	$ 0.16
Diluted:			
Income (loss) from continuing operations	$ 0.02	$ (0.11)	$ 0.14
Income (loss) from discontinued operations	--	(0.17)	0.01
Total	$ 0.02	$ (0.28)	$ 0.15
Weighted average shares outstanding:			
Basic	24,478	23,089	22,238
Diluted	24,957	23,089	23,528

See accompanying notes to consolidated financial statements.

RAMTRON INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2006, 2005 and 2004

(in thousands, except par value amounts)	Common Stock ($.01) Par Value Shares	Common Stock ($.01) Par Value Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity
Balances, December 31, 2003	22,191	$222	$234,909	$ --	$(224,089)	$11,042
Exercise of options	189	2	410	--	--	412
Issuance of stock options for services provided	--	--	136	--	--	136
Net income	--	--	--	--	3,602	3,602
Balances, December 31, 2004	22,380	224	235,455	--	(220,487)	15,192
Exercise of options	56	1	114	--	--	115
Issuance of stock options for services provided	--	--	45	--	--	45
Stock issued for acquisition	1,952	19	5,499	--	--	5,518
Cumulative foreign currency translation adjustments	--	--	--	$115	--	115
Net loss	--	--	--	--	(6,491)	(6,491)
Balances, December 31, 2005	24,388	244	241,113	115	(226,978)	14,494
Exercise of options	450	4	1,101	--	--	1,105
Stock-based compensation expense	--	--	995	--	--	995
Issuance of restricted stock	270	3	(3)	--	--	--
Cumulative foreign currency translation adjustments	--	--	--	21	--	21
Net income	--	--	--	--	457	457
Balances, December 31, 2006	25,108	$251	$243,206	$136	$(226,521)	$17,072

See accompanying notes to consolidated financial statements.

RAMTRON INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2006, 2005 and 2004

(in thousands)	2006	2005	(Revised, See Note 9) 2004
Cash flows from operating activities:			
Net income (loss)	$ 457	$ (6,491)	$ 3,602
Adjustments used to reconcile net income (loss) to net cash provided by (used in) operating activities:			
(Income) loss from discontinued operations	--	3,849	(145)
Depreciation and amortization	1,998	1,458	1,203
Stock-based compensation	995	45	136
Write-off of in-process research and development	--	1,067	--
Amortization of debt discount, including non-cash loss on extinguishment	--	1,153	633
Imputed interest on note payable	85	94	75
Loss on abandonment of patents	78	138	138
Gain on disposition of equipment	--	(255)	(30)
Provision for inventory write-off and warranty charge	340	876	121
Changes in assets and liabilities:			
Accounts receivable	(949)	1,415	(1,615)
Inventories	772	(3,383)	(773)
Accounts payable and accrued liabilities	(248)	(1,020)	739
Deferred revenue	(1,086)	(1,431)	(1,079)
Other	423	(37)	34
Net cash (used by) discontinued operations	--	(414)	(534)
Net cash provided by (used in) operating activities	2,865	(2,936)	2,505
Cash flows from investing activities:			
Cash paid for acquisition net of cash acquired (see Note 15)	--	(2,260)	--
Purchase of property, plant and equipment	(1,554)	(1,389)	(807)
Proceeds from sale of equipment and patents	--	268	215
Payments for intellectual property	(97)	(512)	(174)
Change in restricted cash	--	--	9
Net cash provided by discontinued operations	--	1,602	1,741
Net cash (used in) provided by investing activities	(1,651)	(2,291)	984
Cash flows from financing activities:			
Debt issuance costs	--	(121)	--
Proceeds from term loan & mortgage loan	--	7,200	--
Proceeds from line of credit	--	5,850	750
Payments on line of credit	--	(5,850)	(750)
Principal payments on promissory notes	(1,351)	(5,120)	(2,315)
Issuance of common stock, net of expenses	1,105	114	412
Net cash (used in) provided by financing activities	(246)	2,073	(1,903)
Net increase (decrease) in cash and cash equivalents	968	(3,154)	1,586
Effect of foreign currency	(8)	115	--
Cash and cash equivalents, beginning of year	3,345	6,384	4,798
Cash and cash equivalents, end of year	$ 4,305	$ 3,345	$ 6,384

See accompanying notes to consolidated financial statements.

RAMTRON INTERNATIONAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Description of Business. We are a fabless semiconductor company that designs, develops and markets specialized semiconductor memory, microcontroller, and integrated semiconductor solutions, used in many markets for a wide range of applications. We pioneered the integration of ferroelectric materials into semiconductor products, which enabled the development of a new class of nonvolatile memory products, called ferroelectric random access memory (FRAM). FRAM products merge the advantages of multiple memory technologies into a single device that is able to retain information without a power source, can be read from and written to at very fast speeds and written to many times, and consumes low amounts of power and can simplify the design of electronic systems. In many cases, we are the sole provider of FRAM-enabled semiconductor products, which facilitates close customer relationships, long application lifecycles and the potential for high-margin sales.

We also integrate analog and mixed-signal functions such as microprocessor supervision, tamper detection, timekeeping, and power failure detection onto a single device with our FRAM. This has enabled a new class of products that addresses the growing market need for more efficient and cost effective semiconductor products.

The Company's revenue is derived primarily from the sale of its products and from license and development arrangements entered into with a limited number of established semiconductor manufacturers and involving the development of specific applications of the Company's technologies. Other revenue is generated from products and customer-sponsored research and development revenue. Product sales have been made to various customers for use in a variety of applications including utility meters, office equipment, consumer electronics, telecommunications, accelerator boards, disk array controllers, personal computers and industrial control devices.

Mushkin was classified as a discontinued operation during the third quarter of 2005. EMS was classified as a discontinued operation during the first quarter of 2004. See Note 11 of these Notes of Consolidated Financial Statements below for further discussion of EMS and Mushkin.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include the carrying amounts of property, plant and equipment, intangibles and goodwill; valuation of allowances for receivables, inventories and deferred income taxes; and valuation of share-based payment arrangements. Actual results could differ from those estimates.

Principles of Consolidation. The accompanying financial statements include the consolidation of accounts for the Company's wholly owned subsidiaries, Ramtron LLC, Ramtron Canada and Ramtron Kabushiki Kaisha (Ramtron K.K.). All significant inter-company accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents. The Company considers all cash and highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories. Inventories are stated at the lower of cost or market value. Cost is determined using the first-in, first-out method. The Company writes down its inventory for estimated obsolescence or lack of marketability for the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.

Property, Plant and Equipment. Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the respective assets and commence once the assets are ready for their intended use. Maintenance and repairs are expensed as incurred and improvements are capitalized.

Goodwill and Intangible Assets. Goodwill represents the excess of the costs over the fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired in accordance with the provision of FASB Statement 142, "Goodwill and Other Intangible Assets" (FAS 142). The Company performed its annual goodwill impairment testing as of December 31, 2006, and determined that no impairments existed at that date. Intangible assets are recorded at cost and are amortized on a straight-line basis over their estimated useful lives, ranging from 15 to 17 years, and reviewed for impairment in accordance with FASB Statement 144, "Accounting for Impairment for Disposal of Long-Lived Assets" (FAS 144). The amounts capitalized for patents include the cost of acquiring and defending the patent.

Impairment of Long-Lived Assets. In accordance with FAS 144, long-lived assets held and used by the Company and intangible assets subject to amortization are reviewed for impairment, whenever events or changes in circumstances indicate that carrying amounts of assets may not be recoverable. The Company evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to the future net undiscounted cash flows to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the asset calculated using a future discounted cash flow analysis. Considerable judgment is required to project such cash flows and, if required, estimate the fair value of the impaired long-lived asset.

Accrued Liabilities. Accrued liabilities consist of the following as of December 31:

(in thousands)	2006	2005
Compensation related	$ 911	$ 768
Other	406	316
Total	$1,317	$1,084

Revenue Recognition. The Company recognizes revenue from product sales when title transfers, the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable, which is generally at the time of shipment. In the event a situation occurs to create a post-shipment obligation, we would defer revenue recognition until the specific obligation was satisfied. We defer recognition of sales to distributors when we are unable to make a reasonable estimate of product returns due to insufficient historical product return information. The revenue recorded is dependent upon estimates of expected customer returns and sales discounts.

Revenue from licensing programs is recognized over the period the Company is required to provide services under the terms of the agreement. Revenue from research and development activities that are funded by customers are recognized as the services are performed.

Revenue from royalties is recognized upon the notification to us of shipment of product from the Company's technology license partners to direct customers.

Advertising. The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 2006, 2005 and 2004 were $231,000, $198,000, and $219,000, respectively.

Income Taxes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings (Loss) Per Share. The Company calculates its earnings (loss) per share pursuant to SFAS No. 128, "Earnings Per Share" (SFAS No. 128). Under SFAS No. 128, basic earnings (loss) per share is computed by dividing reported income (loss) available to common stockholders by weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share reflects the potential dilution assuming the issuance of common shares for all dilutive potential common shares outstanding during the period. In periods where the Company records a net loss, all potentially dilutive securities, including warrants and stock options, would be anti-dilutive and thus, are excluded from diluted loss per share.


RAMTRON
FM22L16

The following table sets forth the calculation of net income (loss) per common share for the years ended December 31, 2006, 2005 and 2004:

(in thousands, except per share amounts)	December 31, 2006	2005	2004
Income (loss) from continuing operations	$ 457	$ (2,642)	$ 3,457
Income (loss) from discontinued operations	$ –	$ (3,849)	$ 145
Net income (loss) applicable to common shares	$ 457	$ (6,491)	$ 3,602
Common and common equivalent shares outstanding:			
Historical common shares outstanding at beginning of year	24,388	22,380	22,191
Weighted average common equivalent shares issued during year	90	709	47
Weighted average common shares-basic	24,478	23,089	22,238
Weighted average common equivalent shares outstanding during year	479	–	1,290
Weighted average common shares-diluted	24,957	23,089	23,528
Income (loss) from continuing operations per basic share	$ 0.02	$ (0.11)	$ 0.15
Income (loss) from discontinued operations per basic share	--	(0.17)	0.01
Earnings (loss) per basic share	$ 0.02	$ (0.28)	$ 0.16
Income (loss) from continuing operations per diluted share	$ 0.02	$ (0.11)	$ 0.14
Income (loss) from discontinued operations per diluted share	–	(0.17)	0.01
Earnings (loss) per diluted share	$ 0.02	$ (0.28)	$ 0.15

For the years ended December 31, 2006, 2005 and 2004, the Company had several equity instruments or obligations that could cause future dilution to the Company's common stockholders and which were not classified as outstanding common shares of the Company. The following table details the various equity awards that were excluded from the earnings (loss) per common share calculation because their inclusion would have been anti-dilutive. These various equity awards could become dilutive in the future if the average share price increases:

(in thousands)	December 31, 2006	2005	2004
Warrants	1,425	2,331	725
Options	5,028	6,872	2,921
Convertible debentures	--	–	1,214
Restricted stock	270	–	--

Stock-Based Compensation. At December 31, 2006, the Company had four stock-based compensation plans, which are more fully described in Note 7 of these Notes of Consolidated Financial Statements below.

Prior to January 1, 2006, the Company accounted for awards granted under those Plans using the intrinsic method of expense recognition, which follows the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations. Compensation cost, if any, was recorded based on the excess of the quoted market price at grant date over the amount an employee must pay to acquire the stock. Under the provisions of APB 25, there was no compensation expense resulting from the issuance of stock options by the Company as the exercise price was equivalent to the fair market value at the date of grant.

Effective January 1, 2006, the Company adopted SFAS No. 123R, "Share-Based Payments" (SFAS 123R) and related Securities and Exchange Commission rules included in Staff Accounting Bulletin No. 107. The Company elected the modified prospective transition method as permitted by SFAS 123R and, accordingly, prior periods have not been restated to reflect the impact of SFAS 123R. Under this transition method, compensation cost recognized for the twelve months ended December 31, 2006 includes: (i) compensation cost for all stock-based payments granted prior to, but not yet vested as of, January 1, 2006 (based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123R and previously presented in the pro forma footnote disclosures), and (ii) compensation cost for all stock-based payments granted subsequent to January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS 123R).

The estimated value of the Company's stock-based option and award plans, less expected forfeitures, is amortized over the awards' respective vesting period on a straight-line basis.

The Company granted restricted stock awards, restricted by a service condition, with a vesting period of one year. Restricted stock awards are valued using the fair market value of our common stock as of the grant date. The Company recognizes compensation expense, net of estimated forfeitures, on a straight-line basis over the vesting period. Estimated forfeitures are reviewed periodically and changes to the estimated forfeitures are adjusted through current period earnings. The remaining unvested shares are subject to forfeiture and restrictions on sale or transfer up until the vest date.

The Company also granted nonqualified stock options at an exercise price equal to the fair market value of the Company's common stock on the grant date. The company applies the Black-Scholes valuation method to compute the estimated fair value of the stock options and recognizes compensation expense, net of estimated forfeitures on a straight-line basis so that the award is fully expensed at the vesting date. Generally, stock options vest 25 percent on each anniversary of the grant date, are fully vested four years from the grant date, and have a contractual term of ten years.

Fair Value of Financial Instruments. The Company's financial instruments consist of cash and cash equivalents, short-term trade receivables and payables. The carrying values of cash and cash equivalents, restricted cash, and short-term trade receivables and payables approximate fair value due to their short-term nature. The fair value of the Company's promissory notes were approximately $6,329,000 and $7,539,000 as of December 31, 2006 and 2005, respectively, using a discounted cash flow approach.

Reclassifications. Certain amounts recorded in previous periods have been reclassified to conform to the current year presentation.

Accounting Developments. In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" (FIN 48), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company is still evaluating the effect of this interpretation but does not expect the interpretation to have a material impact on its results from operations or financial position.

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements," (SFAS 157). SFAS defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, with earlier application encouraged. Any amounts recognized upon adoption as a cumulative effect adjustment will be recorded to the opening balance of retained earnings in the year of adoption. The Company has not yet determined the impact of this statement on its financial condition and results of operations.

NOTE 2. INVENTORIES:

Inventories consist of:

	December 31,	
(in thousands)	2006	2005
Finished goods	$1,915	$3,476
Work in process	4,207	3,728
Obsolescence reserve	(116)	(86)
	$6,006	$7,118

NOTE 3. PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment consists of:

(in thousands)	Estimated Useful Lives (In Years)	December 31, 2006	2005
Land	--	$ 668	$ 668
Buildings and improvements	18 and 10	8,942	8,942
Equipment	5	12,781	11,774
Office furniture and equipment	5 and 7	559	482
		22,950	21,866
Less accumulated depreciation		(18,423)	(17,134)
		$ 4,527	$ 4,732

Depreciation expense for property, plant and equipment was $1,426,000, $1,108,000, and $916,000 for 2006, 2005 and 2004, respectively. Maintenance and repairs expense was $1,399,000, $910,000, and $684,000 for 2006, 2005 and 2004, respectively.

NOTE 4. GOODWILL AND OTHER INTANGIBLE ASSETS:

Goodwill and other intangible assets consist of:

(in thousands)	December 31, 2006	2005
Goodwill	$ 5,981	$ 5,951
Accumulated amortization	(3,943)	(3,943)
Goodwill, net	$ 2,038	$ 2,008
Patents and core technology	$10,922	$10,950
Accumulated amortization	(3,170)	(2,640)
Intangible assets, net	$ 7,752	$ 8,310

Goodwill is tested for impairment at least annually or more frequently if indicators of potential impairment exist. The Company completed its annual analysis of the fair value of its goodwill as of December 31, 2006 and December 31, 2005 and determined there is no indicated impairment of its goodwill.

Amortization expense for intangible assets was $572,000, $350,000 and $287,000 in 2006, 2005 and 2004, respectively. Estimated amortization expense for intangible assets is $600,000 annually in 2007 through 2011 and $4.7 million thereafter.

NOTE 5. LONG-TERM DEBT:

(in thousands)	2006	2005
Long-term debt:		
National Semiconductor promissory note	$ 1,459	1,624
Mortgage note	4,099	4,200
Silicon Valley Bank Term Loan	1,667	2,667
	7,225	8,491
Long-term debt current maturities	(1,366)	(1,354)
Total	$ 5,859	$ 7,137

In March 2002, we signed an agreement to issue $8.0 million of 5 year, 5% fixed rate, convertible debentures and warrants to purchase 700,000 shares of the Company's common stock. The debentures were secured by a Deed of Trust on our headquarters facility in Colorado Springs, Colorado and by a security interest in certain of our accounts receivable and patents. On July 1, 2005, the Company retired the aforementioned debentures. The warrants to purchase approximately 700,000 shares of the Company's common stock at $3.04 per share that were issued with the debentures remain outstanding. Interest paid to the debenture holders during 2006, 2005 and 2004 was approximately $0, $155,000 and $225,000, respectively. As of December 31, 2006 no amounts were outstanding on these debentures.

On July 1, 2005, the Company finalized a $4 million revolving secured credit facility with Silicon Valley Bank, a subsidiary of Silicon Valley Bancshares. The revolving facility provides for interest at a floating rate equal to the prime lending rate plus 0.50% per annum, 8.75% at December 31, 2006, a minimum interest rate of 6.00% per year and a term of two years. On September 15, 2005, we amended this credit facility to include a $3,000,000 term loan payable in 36 equal installments over three years at an interest rate equal to the prime lending rate plus 1% per annum, 9.25% as of December 31, 2006. Security for the credit facility includes all of the Company's assets except for our real estate. The Company also entered into an Intellectual Property Security Agreement with Silicon Valley Bank that secures the Company's obligations under the credit facility by granting Silicon Valley Bank a security interest in all of the Company's right, title and interest in, to and under its intellectual property. The Company used $3.6 million of proceeds from the revolving credit line to retire the convertible debentures. The Company's available funds at December 31, 2006 under this revolving credit agreement were $2.9 million due to borrowing base restrictions relating primarily to foreign accounts receivable. At December 31, 2006, the Company had no outstanding balance related to the revolving credit facility. The Company's commitment fee is no greater than $6,000 per quarter.

The Company is required to comply with certain covenants under the new credit facility, including without limitation, minimum fixed charge covenant ratios, liquidity coverage ratios, and maintain certain leverage ratios, and restrictions on certain actions without the consent of Silicon Valley Bank such as the disposal and acquisition of its business or property, changes in business, ownership or location of collateral, mergers or acquisitions, investments or transactions with affiliates, and paying subordinated debt.

On December 30, 2005, the Company entered into a Loan Modification Agreement which completed the restructuring of its Amended and Restated Loan Agreement with Silicon Valley Bank, a subsidiary of Silicon Valley Bancshares. The Loan Modification Agreement provided for the waiver of the Company's event of default on October 31, 2005 of failure to meet the maximum senior leverage ratio covenant and the liquidity coverage covenant, revised the financial covenants to better reflect the Company's operations, and included a provision for the Company's investment in its Canadian subsidiary and payments pursuant to the recent mortgage financing of the Company's Colorado Springs facility.

On December 29, 2006, the Company entered into a Third Amendment to Amended and Restated Loan and Security Agreement with Silicon Valley Bank. The loan modification agreement revised the financial covenants for debt service to better reflect the Company's operations and removes capital expenditure limits and investment limits relating to our Canadian subsidiary. The Company was in compliance with all revised financial covenants as of December 31, 2006.

In April 2004, the Company entered into a patent interference settlement agreement with National Semiconductor Corporation. The Company is required to pay National Semiconductor Corporation $250,000 annually through 2013. As of December 31, 2006, the present value of this promissory note is $1,459,000. The Company discounted the note at 5.75%. The face value of this note as of December 31, 2006 was $1,750,000.

On December 15, 2005, Ramtron, through its subsidiary, Ramtron LLC, for which Ramtron International Corporation serves as sole member and sole manager, closed on its mortgage loan facility with American National Insurance Company. Ramtron LLC entered into a promissory note evidencing the loan with the principal amount of $4,200,000, with a maturity date of January 1, 2016, bearing interest at 6.17%. The Company is obligated to make monthly principal and interest payments of $30,500 until January 2016 and a balloon payment of $2,757,000 in January 2016. Ramtron LLC also entered into an agreement for the benefit of American National Insurance Company securing the Company's real estate as collateral for the mortgage loan facility.

Maturities of the Company's outstanding promissory notes are as follows as of December 31, 2006:

(in thousands)	2007	2008	2009	2010	2011	Thereafter
Long-term debt obligations	$1,366	$1,041	$382	$390	$399	$3,937

Financials

NOTE 6. COMMITMENTS:

Lease Commitments. The Company has commitments under non-cancelable operating leases expiring through 2009 for various equipment, software, and facilities. Minimum future annual lease payments for leases that have initial or remaining non-cancelable terms in excess of one year as of December 31, 2006 are as follows:

2007	$1,362,000
2008	1,057,000
2009	498,000
	$2,917,000

Total rent expense on all operating leases was $720,000, $392,000, and $261,000 for 2006, 2005 and 2004, respectively.

Manufacturing Alliances. The Company has entered into a third-party manufacturing agreement with Fujitsu Limited for the supply of its FRAM products. The Company's third-party manufacturing agreement provides only for a call on the manufacturing capacity of the vendor. The product will be supplied to the Company at prices negotiated between the Company and the third-party manufacturer based on current market conditions. The Company does not currently engage in any take-or-pay agreements with its manufacturing vendors.

NOTE 7. STOCK-BASED COMPENSATION:

Stock-Based Compensation Plans

The Company has four stock option plans: the 1989 Non-statutory Stock Option Plan (the "1989 Plan"), the 1995 Stock Option Plan, as amended (the "1995 Plan"), the 1999 Stock Option Plan (the "1999 Plan"), and the 2005 Incentive Award Plan (the "2005 Plan"), collective, the "Plans." The Plans reserve 11,235,714 shares of the Company's common stock for issuance and permit the issuance of non-qualified stock options. The exercise price of all non-qualified stock options must be equal to at least 85% of the fair market value of the common stock on the date of grant in the 1989 Plan and 95% in the 1995, 1999 and 2005 Plans, and the maximum term of each grant is ten years. Options granted become exercisable in full or in installments pursuant to the terms of each agreement evidencing options granted. The exercise of stock options and issue of restricted stock is satisfied by issuing authorized unissued common stock. The 1995 Plan and 2005 Plan also permit the issuance of incentive stock options. In addition, the 2005 Plan permits the issuance of restricted stock. Restricted stock grants generally vest one year from the date of grant. As of December 31, 2006, the Company has not granted any incentive stock options. The number of shares for options available for future grant under these plans was 2,218,719 as of December 31, 2006.

Total stock-based compensation recognized in our consolidated statement of income for the year ended December 31, 2006 is as follows:

Income Statement Classifications:

(in thousands)	December 31, 2006
Cost of sales	$ 99
Research and development	191
Sales and marketing	116
General and administrative	589
Total	$995

As of December 31, 2006, there was approximately $1.6 million of unrecognized compensation costs, adjusted for estimated forfeitures, related to non-vested options granted to the Company's employees and directors, which will be recognized over a weighted-average period of 1.8 years. Total unrecognized compensation will be adjusted for future changes in estimated forfeitures.

The following table sets forth the pro forma amounts of net loss and net loss per share for the years ended December 31, 2005 and 2004 that would have resulted if we had accounted for our employee stock plans under the fair value recognition provisions of SFAS 123:

	December 31,	
(in thousands, except per share amounts)	2005	2004
Net income (loss) as reported	$ (6,491)	$ 3,602
Stock-based employee compensation cost included in net income (loss)as reported	--	--
Less: Stock-based employee compensation cost that would have been included in net income (loss) if the fair value method had been applied to all awards	3,162	1,655
Pro forma net income (loss) as if the fair value method had been applied to all awards	$ (9,653)	$ 1,947
Earnings (loss) per share:		
As reported:		
Basic	$ (0.28)	$ 0.16
Diluted	(0.28)	0.15
Pro forma:		
Basic	$ (0.42)	$ 0.09
Diluted	(0.42)	0.08

Stock Options

The exercise price of each stock option granted under the Company's Plans equals 100% of the market value of the Company's common stock on the date of grant. The options have a contractual life of ten years and generally vest ratably over three to four years from the date of grant.

For grants issued during 2006, the fair value for stock options was estimated at the date of grant using the Black-Scholes option pricing model, which requires management to make certain assumptions. Expected volatility was estimated based on the historical volatility of the Company's stock over the past 6.25 years. The average expected term was estimated by taking the weighted average of the vesting term and the contractual term of the option, as permitted by the SAB 107. We based the risk-free interest rate that we use in the option valuation model on U.S. Treasury Notes with remaining terms similar to the expected terms on the options. Forfeitures are estimated at the time of grant based upon historical experience. We do not anticipate paying any cash dividends in the foreseeable future and therefore use an expected dividend yield of zero in the option pricing model.

The assumptions used to value option grants for the years ending December 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Risk free interest rate	4.81%	4.00%	3.56%
Expected dividend yield	0%	0%	0%
Expected lives	6.25 years	4.0 years	4.0 years
Expected volatility	86%	84%	98%

The weighted average fair value of shares granted during the years ended December 31, 2006, 2005 and 2004 was $2.33, $2.36, and $2.47, respectively.

On December 30, 2005, the Company's board of directors accelerated the vesting of all outstanding and unvested stock options that had an exercise price equal to or greater than $2.75 issued to current employees. The impact of the acceleration on net income as shown in the above table was an increase in pro forma stock-based compensation expense of approximately $1.1 million in 2005. Aside from the acceleration of the vesting date, the terms and conditions of the stock option agreements governing the underlying stock options remain unchanged. In connection with the acceleration of vesting, executive officers and certain employees of Ramtron entered into agreements restricting their ability to sell shares acquired from the exercise of the accelerated options for the term of the original option.

The purpose of the acceleration was to avoid recognizing future compensation expense associated with the accelerated options upon the adoption of SFAS No. 123R, "Share Based Payments ("SFAS No. 123R"). SFAS No. 123R sets forth accounting requirements for "share-based" compensation to employees and requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation.

A summary of the changes in stock options outstanding during the year ended December 31, 2006 are presented below (in thousands):

	Number of Option Shares	Weighted Average Exercise Price Per Share
Outstanding at December 31, 2005	6,872	
Granted	941	$ 3.17
Forfeited	(365)	$ 2.29
Expired	(560)	$14.46
Exercised	(450)	$ 2.45
Outstanding at December 31, 2006	6,438	

As of December 31, 2006, 4,533,000, of the above options were exercisable, respectively, with weighted average exercise prices of $3.93.

The total intrinsic value, which is the amount by which the stock price exceeded the exercise price of the options on the date of exercise, of options, exercised during the years December 31, 2006, 2005 and 2004 was $358,000, $83,000 and $297,000, respectively.

The following table sets forth the exercise price range, number of shares, weighted average exercise price and remaining contractual lives by groups of options:

Exercise Price Range	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(in thousands)			(in thousands)
$ 1.47 - $ 2.25	1,028	$1.99	5.37	
$ 2.29 - $ 2.29	1,546	2.29	8.93	
$ 2.32 - $ 3.71	1,733	3.06	7.45	
$ 3.72 - $ 5.47	1,447	4.02	7.42	
$ 5.50 - $37.81	684	9.17	3.19	
	6,438	$3.57	7.01	$5,119
Ending vested and expected to vest	5,801	3.65	6.76	4,564
Ending exercisable	4,533	3.93	6.11	3,215

Exercise Price Range	Number of Options Exercisable	Weighted Average Exercise Price
	(in thousands)	
$ 1.47 - $ 2.25	745	$2.02
$ 2.29 - $ 2.29	732	2.29
$ 2.32 - $ 3.71	1,562	3.14
$ 3.72 - $ 5.47	809	4.25
$ 5.50 - $37.81	685	9.17
	4,533	$3.93

The intrinsic value is calculated as the difference between the market value as of December 31, 2006 and the exercise price of the shares. The market value as of December 31, 2006 was $3.73 as reported by The Nasdaq Stock Market.

Cash received from option exercises for the year ended December 31, 2006 was $1,105,000. The actual tax benefit realized for the tax deduction from option exercises was $358,000.

Restricted Stock

On December 19, 2006, the Company granted 270,000 shares of restricted stock at a market value of $3.72 per share and such awards vest in one year based solely upon a service condition. As of December 31, 2006, there was approximately $1 million of unrecognized compensation costs related to non-vested restricted shares, which will be recognized over a weighted-average period of one year.

A summary of non-vested restricted shares during the year ended December 31, 2006 is as follows:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value Per Share
	(in thousands)	
Outstanding at December 31, 2006	270	$3.72


RAMTRON

Warrants

Warrants to purchase shares of the Company's common stock are as follows:

	Number of Shares	Exercise Price Per Share
	(in thousands)	
Outstanding and exercisable at December 31, 2003	2,349	$1.88-$6.88
Cancelled	(18)	$3.77
Outstanding and exercisable at December 31, 2004	2,331	$1.88-$6.88
Outstanding and exercisable at December 31, 2005	2,331	$1.88-$6.88
Cancelled	(263)	$3.04
Issued	263	$3.04
Outstanding and exercisable at December 31, 2006	2,331	$1.88-$6.88

All of the outstanding warrants are currently exercisable. Of such warrants: warrants to purchase 58,000 shares with an exercise price of $4.11 expire in March 2007, warrants to purchase 667,000 shares with an exercise price of $6.88 expire in December 2007; warrants to purchase 700,000 shares with an exercise price of $3.04 expire in March 2008;and warrants to purchase 906,000 shares of common stock with an exercise price of $1.88 expire in 2008 and 2009.

For the years ended December 31, 2006, 2005 and 2004, the Company recorded no dividends, respectively.

NOTE 8. RELATED PARTY TRANSACTIONS:

Transactions with the Fund. The National Electrical Benefit Fund (the "Fund") is a principal stockholder of the Company.

Pursuant to a Stock and Warrant Purchase Agreement dated March 13, 1989 between the Company and the Fund, as amended, the Company agreed to pay to the Fund, for as long as the Fund owns at least 5% of the outstanding shares of the Company's common stock, a reasonable monthly consulting fee of not more than $5,000 and to reimburse the Fund for all out-of-pocket expenses incurred in monitoring the Fund's investment in the Company. During 2006, 2005 and 2004, the Company was obligated to pay to the Fund approximately $60,000 per year in payment of such fees and expenses. Payments made for these obligations were $105,000, $0, and $65,000 during 2006, 2005 and 2004, respectively. The amounts of $30,000 and $75,000 related to this obligation are included in accrued liabilities as of December 31, 2006 and 2005, respectively.

Transactions involving Infineon Technologies AG. Infineon Technologies AG was a principal stockholder of the Company until November 20, 2006.

In March 2002, the Company issued a $3 million, 5% interest, 5-year debenture to Infineon and a warrant to purchase approximately 262,663 shares of the Company's common stock at $3.04 per share. The Infineon debenture was secured by a security interest the Company granted to Infineon in certain of its accounts receivable and patents. On July 1, 2005, the Company retired the aforementioned debenture and the warrant remained outstanding until its transfer (described below) in November 2006. Interest paid to Infineon during 2006, 2005, and 2004 was approximately $0, $39,000 and $101,000, respectively.

In November 2006, Infineon Technologies AG transferred to Qimonda AG, an affiliate of Infineon, 4,430,005 shares of the Company's common stock and its warrant to purchase 262,633 additional shares of the Company's common stock (collectively, the "Qimonda Shares").

In November 2006, the Company entered into a Registration Rights Agreement with the purchasers of the Qimonda Shares. The purchase of the Shares from Qimonda by institutional and other accredited investors unaffiliated with Ramtron was a privately negotiated transaction from which the Company received no proceeds other than the reimbursement of costs associated with registering the Shares.

NOTE 9. SUPPLEMENTAL CASH FLOW INFORMATION AND OTHER NON-CASH ITEMS:

Cash paid for interest and income taxes:

(in thousands)	2006	2005	2004
Interest	$585	$ 437	$ 371
Income taxes	--	60	--
Intellectual property acquired through issuance of long-term debt	--	--	1,955
Common stock issued in acquisition	--	5,519	--
Disposal of fully depreciated assets with no proceeds	131	3,810	--
Amounts included in capital expenditures but not yet paid	100	437	183

Financials

NOTE 10. INCOME TAXES:

The sources of income (loss) before income taxes were as follows:

(in thousands)	2006	2005	2004
United States	$ 3,226	$(4,102)	$4,046
Foreign	(2,769)	(2,389)	(444)
Income (loss) before income taxes	$ 457	$(6,491)	$3,602

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2006. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

At December 31, 2006, the Company adjusted its statutory income tax rate from 40% to 38.5% to better reflect the overall expected tax benefit of deferred tax assets. Due to the valuation allowance, this change does not impact income tax expense for the year, but did reduce the overall gross deferred tax assets before the valuation allowance by a approximately $2.4 million.

The components of deferred income taxes are as follows:

	December 31,	
(in thousands)	2006	2005
Non-current:		
Capital loss carryovers	$ 4,380	$ 7,300
Deferred revenue	1,470	1,900
Other	7,010	5,780
Net operating loss carryovers	44,670	51,800
	57,530	66,780
Valuation allowance	(57,530)	(66,780)
Net non-current deferred tax assets	$ –	$ –

Management has determined, based on all available evidence, it is more likely than not that the deferred tax assets will not be realized. Accordingly, the Company has recorded a valuation allowance equal to its net deferred tax assets of December 31, 2006 and 2005.

The Company recognized $60,000 and $74,000 in current tax expense for the years ended December 31, 2006 and 2004, which was solely due to alternative minimum taxes. The Company did not recognize any current or deferred tax expense for the year ended December 31, 2005.

Total income tax expense (benefit) from continuing operations differs from the amount computed by applying the statutory federal income (loss) tax rate of 35% to income before taxes. The reasons for this difference for the years ended December 31, were as follows:

(in thousands)	2006	2005	2004
Computed expected tax expense (benefit)	$ 181	$ (925)	$1,210
Increase (reduction) in income taxes resulting from:			
State income taxes, net of federal impact	18	(126)	173
Non-deductible differences	48	40	55
Prior period true-up	–	(1,914)	–
Impact of change on deferred tax assets due to change in *income tax rates*	2,443	–	–
Impact of change on valuation allowance due to change in income tax rates	(2,443)	–	–
Change in valuation allowance	(247)	2,925	(1,438)
Alternative minimum tax	60	–	74
Income tax expense (benefit)	$ 60	$ –	$ 74

An income tax benefit related to the exercise of stock options will be added to other paid-in capital if, and when, the tax benefit is realized as follows:

Expiration Date	Potential APIC Adjustment
2007	$ 531
2008	180
2009	646
2010	206
2011	178
2012 through 2026	910
Total	$2,651

Financials

As of December 31, 2006, the Company had unrestricted Federal net operating loss carryforwards of approximately $116 million to reduce future taxable income, which expire as follows:

(in thousands) Expiration Date	Net Operating Losses
2007	$ 34,345
2008	20,364
2009	533
2010	4,154
2011	9,429
2012 through 2026	47,185
Total	$116,010

During 2006, 2005 and 2004, net operating loss carryovers of approximately $12 million, $15.6 million, $8.7 million, respectively, expired. In addition, during 2006, capital carryforwards of approximately $5.7 million expired. These items decreased the recorded valuation allowance in each respective year.

Tax expense other than payroll and income taxes were $246,000, $254,000 and $187,000 for 2006, 2005 and 2004, respectively.

NOTE 11. DISCONTINUED OPERATIONS:

On July 26, 2005, the Company announced the divestiture of its Mushkin subsidiary, which was approved by the Company's board of directors on July 20, 2005. The board of directors approved the disposition to allow management to focus on the Company's FRAM product lines. On July 26, 2005, the Company executed an agreement with Mushkin's current general manager to sell its Mushkin subsidiary to Mushkin's current general manager for consideration of approximately $1.8 million. The consideration provided in the sale included, among other things, Mushkin's current accounts receivable and cash balances. The sale closed on July 26, 2005. The Company recognized impairment charges during the second quarter of 2005 to goodwill for $3.4 million, to long-lived assets for $359,000, and to inventory for $170,000, related to the divestiture.

During the first quarter of 2004, the Company committed to a plan to sell substantially all of the remaining assets of EMS. The remaining assets consisted primarily of EMS' patent portfolio. The Company completed the sale of EMS' patent portfolio on April 20, 2004, the proceeds of which were $1.5 million. Due to a write-down of the carrying value of the patent portfolio to its estimated fair value at March 31, 2004, there was no gain or loss recorded on the finalization of the sale. Pursuant to the terms of the Company's Security Agreement with Infineon, the Company obtained a release from Infineon for the sale of EMS' patent portfolio.

In accordance with SFAS No. 144, the consolidated financial statements of EMS and Mushkin have been recast to present these businesses as discontinued operations. Accordingly, the revenue, costs and expenses, and assets and liabilities of the discontinued operations have been excluded from the respective captions in the Consolidated Cash Flows, Statements of Operations and Balance Sheets and have been reported in the various statements under the captions, "Income (loss) from discontinued operations," "Assets of discontinued operations" and "Liabilities of discontinued operations" for all periods. In addition, certain Notes to Consolidated Financial Statements have been recast for all periods to reflect the discontinuance of these operations.

Summary results for the discontinued operations are as follows:

(in thousands)	For the years ended December 31,								
	2006			2005			2004		
	Mushkin	EMS	Total	Mushkin	EMS	Total	Mushkin	EMS	Total
Operating Results:									
Revenue	--	--	--	$ 7,714	--	$ 7,714	$18,335	$ 311	$18,646
Costs and expenses	--	--	--	(8,008)	$ 239	(7,768)	(17,858)	(299)	(18,157)
Impairment of patents and intangibles	--	--	--	--	--	--	--	(364)	(364)
Impairment of goodwill	--	--	--	(3,435)	--	(3,435)	--	--	--
Impairment of long-lived assets	--	--	--	(359)	--	(359)	--	--	--
Income tax benefit	--	--	--	--	--	--	--	20	20
Net income (loss)	--	--	--	$(4,088)	$ 239	$(3,849)	$ 477	$ (332)	$ 145

As of December 31, 2005 and 2006, there were no assets or liabilities relating to discontinued operations included in the consolidated balance sheet.

Financials

NOTE 12. SEGMENT AND GEOGRAPHIC AREA INFORMATION:

Following our divestitures discussed in Note 11 herein, our continuing operations are conducted through one business segment. Our business develops, manufactures and sells ferroelectric nonvolatile random access memory products, microcontrollers, integrated products, and licenses the technology related to such products.

Revenue amounts and percentages for major customers representing more than 10% of total revenue are as follows:

(in thousands)	2006	2005	2004
Customer A	$2,023	$5,158	$17,213
	5%	15%	44%
Customer B	$4,149	$3,421	$ 2,695
	10%	9%	7%

The following geographic area data include revenue based on product shipment destination, license and development payor location and customer-sponsored research and development payor location. The data presented for long-lived assets was based on physical location.

Geographic Area Net Revenue:

(in thousands)	2006	2005	2004
United States	$ 6,243	$ 3,524	$ 4,983
Japan	9,903	8,041	5,970
Canada	162	20	1,505
United Kingdom	2,124	1,757	1,741
Indonesia	4,149	4,135	--
Taiwan	1,167	988	770
Germany	2,242	2,062	1,480
China/Hong Kong	8,916	6,413	5,678
Italy	1,045	4,065	12,170
Czech Republic	704	943	3,138
Finland	764	754	418
Singapore	734	415	160
Slovenia	501	585	325
Rest of world	1,827	690	1,156
Total	$40,481	$34,392	$39,494

Geographic Area Long-lived Assets (Net):

	December 31,	
(in thousands)	2006	2005
United States	$ 7,711	$ 8,384
Thailand	327	372
Canada	6,331	6,506
Japan	100	--
	$14,469	$15,262

NOTE 13. DEFINED CONTRIBUTION PLAN:

The Company has a cash or deferred compensation plan (the "401(k) Plan") intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), in which substantially all employees are participants. Participants in the 401(k) Plan may make maximum pretax contributions, subject to limitations imposed by the Code, of 100% of their compensation. The Company may make, at the Board of Directors' discretion, an annual contribution on behalf of each participant. No amounts were contributed by the Company under the 401(k) Plan on behalf of participating employees during 2005. During 2006 and 2004, approximately $93,000 and $72,000 were charged to the various income statement classifications based upon the employee's department classification for Company contributions under the 401(k) Plan, which will be paid in the first quarter of 2007 and which were paid in the first quarter of 2005, respectively.

NOTE 14. CONTINGENCIES:

The Company's industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patents and other intellectual property rights. The Company cannot be certain that third parties will not make a claim of infringement against the Company or against its semiconductor company licensees in connection with their use of the Company's technology. Any claims, even those without merit, could be time consuming to defend, result in costly litigation and diversion of technical and management personnel, or require the Company to enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available to the Company on acceptable terms or at all. A successful claim of infringement against the Company or one of its semiconductor manufacturing licensees in connection with use of the Company's technology could materially impact the Company's results of operations.

The Company is involved in other legal matters in the ordinary course of business. Although the outcomes of any such legal actions cannot be predicted, management believes that there are no pending legal proceeding against or involving the Company for which the outcome would likely to have a material adverse effect upon the Company's financial position or results of operations.

NOTE 15. ACQUISITION OF GOAL SEMICONDUCTOR, INC.:

On August 29, 2005, the Company acquired 100% of the outstanding common and preferred stock of Goal Semiconductor, Inc. of Montreal, Canada ("Goal"). The results of Goal's operations have been consolidated in our financial statements since the acquisition date.

The aggregate purchase price was approximately $7.9 million, which included approximately $2.4 million in cash and the issuance of common stock valued at approximately $5.5 million. The value of the 1,951,000 shares of common stock was determined based on the average market price of the Company's common stock over the two-day period before and after the acquisition date.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The Company used a third-party consultant to value the intangible assets.

(in thousands)	As of August 29, 2005
Net assets	$ 824
Acquired in-process research and development	1,067
Intangible assets	4,591
Goodwill	1,423
	$7,905

Approximately $1,067,000 of the purchase price represented the estimated fair value of acquired in-process research and development projects that had not yet reached technological feasibility and had no alternative future use. Accordingly, that amount was immediately expensed in the consolidated statement of operations upon the acquisition date and was shown as a separate line item therein.

The $4,591,000 of intangible assets acquired related to the core technology purchased. It was determined that this technology had a weighted-average useful life of 15 years, and the Company will amortize this cost on a straight-line basis over the 15-year life. This technology is primarily for digital and analog functions that management believes are not subject to rapid technological change.

Summarized below are the unaudited pro forma consolidated results of operations as if Goal had been acquired at the beginning of the periods presented. The pro forma consolidated financial statements may not be indicative of the results that actually would have occurred if our acquisition of Goal had occurred on the dates indicated or which may be obtained in the future.

	The Year Ended December 31,	
(in thousands)	2005	2004
Revenue	$34,582	$39,859
Revenue	$34,582	$39,859
Income (loss) from continuing operations	(3,875)	7,866
Net income (loss)	(7,374)	1,011
Net income (loss) per share:		
Basic	$ (0.30)	$ 0.04
Diluted	$ (0.30)	$ 0.04

NOTE 16. QUARTERLY DATA (UNAUDITED):

The following unaudited information shows selected items by quarter for the years 2006 and 2005.

	2006				2005			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	(in thousands, except per share data)							
Revenue	$9,614	$10,251	$11,158	$ 9,458	$ 8,028	$ 8,682	$ 8,751	$ 8,931
Gross margin, product sales, including inventory provision	4,962	5,086	5,694	4,881	3,049	4,127	4,429	4,184
Operating income (loss)	90	302	668	(85)	(406)	580	(2,092)	(316)
Net income (loss) applicable to common shares from continuing operations	(80)	199	518	(180)	(681)	348	(2,179)	(131)
Income (loss) from discontinued operations	--	--	--	--	(42)	(3,809)	(98)	100
Basic:								
Income (loss) per share from continuing operations	$ --	$ 0.01	$ 0.02	$ (0.01)	$ (0.03)	$ 0.02	$ (0.09)	--
Income (loss) from discontinued operations	--	--	--	--	--	(0.17)	(0.01)	--
Total	$ --	$ 0.01	$ 0.02	$ (0.01)	$ (0.03)	$ (0.15)	$ (0.10)	$ --
Diluted:								
Income (loss) per share from continuing operations	$ --	$ 0.01	$ 0.02	$ (0.01)	$ (0.03)	$ 0.02	$ (0.09)	$ --
Income (loss) from discontinued operations	--	--	--	--	--	(0.17)	(0.01)	--
Total	$ --	$ 0.01	$ 0.02	$ (0.01)	$ (0.03)	$ (0.15)	$ (0.10)	$ --

CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures and Related CEO and CFO Certifications

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required disclosure. In connection with the preparation of this Annual Report on Form 10-K, as of December 31, 2006, an evaluation was performed under the supervision and with the participation of the Company's management, including the CEO and CFO, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on this evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures are effective.

(b) Changes in Internal Control and Financial Reporting

There were no changes in the Company's internal control over financial reporting during its most recently completed fiscal quarter that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Attached as Exhibits to this Annual Report on Form 10-K are certifications of the Chief Executive Officer (Exhibit 31.1) and the Chief Financial Officer (Exhibit 31.2), which are required in accordance with Rule 13a-14 of the Exchange Act. This Controls and Procedures section includes the information concerning the controls evaluation referred to in the certifications and it should be read in conjunction with the certifications for a more complete understanding of the topics presented.

(c) Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Exchange Act Rules 13a-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including the principal executive officer and the principal financial officer, the Company's management has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2006 based on the criteria established in a report entitled Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2006.

Corporate Information

Corporate Offices

1850 Ramtron Drive
Colorado Springs, CO 80921
Tel: 719-481-7000
Fax: 719-481-9294

State of Incorporation

Delaware

Annual Meeting

Hilton Garden Inn
1810 Briargate Parkway
Colorado Springs, CO 80920
May 24, 2007 at 10:30 a.m.

Ramtron Securities

The Company's common stock trades on the Nasdaq Global Market of The Nasdaq Stock Market under the symbol "RMTR."

Dividends

The Company has not paid any dividends since its inception and does not intend to pay any cash dividends in the foreseeable future. The Company intends to retain any earnings to finance its operations.

Communication with the Board of Directors

Confidential written correspondence to Ramtron's Board of Directors should be sent to the following address:

Board of Directors
Ramtron International Corporation
Attn: Chairman of the Board
1850 Ramtron Drive
Colorado Springs, CO 80921

Shareholder Assistance

For information regarding lost stock certificates or changes of address, please write to the Company's transfer agent:

Citibank, N.A
388 Greenwich Street
14th Floor
New York, NY 10013

U.S. Customer Service 877-248-4237
International Customer Service 781-575-4555

For additional copies of this report, 10-K or 10-Q, or other financial information, Ramtron stockholders or other interested investors can contact:

Ramtron International Corporation
1850 Ramtron Drive
Colorado Springs, CO 80921
719-481-7000

For other information or questions, please contact:

Investors Relations
Ramtron International Corporation
1850 Ramtron Drive Drive
Colorado Springs, CO 80921
719-481-7213

Ramtron on the Internet

For information about Ramtron and its products, please visit us at the following web addresses:

www.ramtron.com
email: info@ramtron.com

Duplicate Mailings

If you receive more than one Annual Report and Proxy Statement and wish to help us reduce costs by discontinuing multiple mailings to your address, contact:

Citibank Shareholders Services
P.O. Box 43077
Providence, RI 02940-3077
877-248-4237

Electronic Proxy Materials

Ramtron's proxy materials can now be received electronically. This option will save the Company the cost of printing and mailing these materials to you. It will also make them accessible to you immediately as soon as they are available.

If you are a street holder (you own stock through a bank or broker), please contact your broker and ask for electronic delivery of Ramtron's proxy materials.

Directors and Officers

William G. Howard, Chairman of the Board
William L. George, Director
Jack L. Saltich, Director
Theodore J. Coburn, Director
William W. Staunton, III, Director and CEO
Eric A. Balzer, Director and CFO

END

RAMTRON
International Corporation

1850 Ramtron Drive
Colorado Springs, CO 80921
719-481-7000 info@ramtron.com
www.ramtron.com